                                As filed with the Securities and Exchange Commission on July 21, 2000
                                                     Registration No. 333-39692
====================================================================================================================================

                                                 SECURITIES AND EXCHANGE COMMISSION

                                                       Washington, D.C. 20549

                                                           --------------

                                                         AMENDMENT NO. 1 TO

                                                              FORM S-3

                                                           --------------

                                                       REGISTRATION STATEMENT
                                                                UNDER
                                                     THE SECURITIES ACT OF 1933
                                                           --------------

                                                        REDBACK NETWORKS INC.
                                       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                                                    77-0438443
         (State or Other Jurisdiction                                             (I.R.S. Employer Identification Number)
       of Incorporation or Organization)
                                                        1195 BORREGAS AVENUE
                                                         SUNNYVALE, CA 94089
                                                           (408) 571-5000
        (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

                                                            VIVEK RAGAVAN
                                                 PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                                       REDBACK NETWORKS, INC.
                                                        1195 BORREGAS AVENUE
                                                         SUNNYVALE, CA 94089
                                                           (408) 571-5000
               (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
                                THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

             GREGORY K. MILLER, ESQ.                                                       ELISSA WELLIKSON, ESQ.
               JARLON TSANG, ESQ.                                                          REDBACK NETWORKS, INC.
           AIMEE GALLEGO-COCHRAN, ESQ.                                                      1195 BORREGAS AVENUE
            GUNDERSON DETTMER STOUGH                                                         SUNNYVALE, CA 94089
      VILLENEUVE FRANKLIN & HACHIGIAN, LLP                                                     (408) 571-5000
            155 CONSTITUTION DRIVE
         MENLO PARK, CALIFORNIA 94025
                (650) 321-2400

                                                           --------------

       Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE
DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER
BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
====================================================================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS


                   SUBJECT TO COMPLETION, DATED JULY 21, 2000



                                  $500,000,000

                             [REDBACK NETWORKS LOGO]

               5% CONVERTIBLE SUBORDINATED NOTES DUE APRIL 1, 2007

       (AND SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES)
                                -----------------

     Holders of our 5% Convertible Subordinated Notes due April 1, 2007 may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any of the proceeds from the sale of the notes or shares by the selling holders.

     The holders of the notes may convert the notes into shares of common stock at any time before the close of business on the maturity date of the notes, unless previously redeemed or repurchased, at a conversion rate of 5.2430 shares per $1,000 principal amount of notes (equivalent to an approximate conversion price of $190.73 per share), subject to adjustment in certain events.

     Interest on the notes is payable on April 1 and October 1 of each year, commencing on October 1, 2000. The notes are our unsecured obligations, subordinated in right of payment to all of our existing and future senior debt. The notes will not be subject to redemption prior to the third business day after April 1, 2003 and we may, at our option, redeem the notes on or after such date, in whole or in part, upon not less than 30 days nor more than 60 days notice to each holder, at the redemption prices listed in this prospectus, plus accrued interest, if any, to the redemption date; provided that we may only redeem all or a portion of the notes on or after the third business day after April 1, 2003 and before April 1, 2005 if the closing price of our common stock exceeds 140% of the conversion price for a specified period of time before the notice of redemption. The notes will mature on April 1, 2007.

     In the event of a change in control described in the prospectus, each holder of notes may require us to repurchase its notes, in whole or in part, for cash or, at our option, common stock (valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date), at a repurchase price of 100% of the principal amount of notes to be repurchased plus accrued interest to the repurchase date.

     We issued and sold the notes in March 2000 in transactions exempt from registration under the Securities Act of 1933. Prior to this offering there has been no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes through any automated quotation system. Prior to this offering, the notes were designated for trading on The PORTAL Market of the National Association of Securities Dealers, Inc. We do not expect the notes to remain eligible for trading on The PORTAL Market. We cannot assure you that any trading market will develop for the notes.


     The common stock is quoted on the Nasdaq National Market under the symbol "RBAK." The last reported bid price of the common stock on July 20, 2000, was $145.06 per share.


     SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES OR SHARES OF THE COMMON STOCK OFFERED HEREBY.

                                -----------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                -----------------


                         Prospectus dated July __, 2000

                                     SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, INCLUDED IN THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER "RISK FACTORS." UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "REDBACK," "WE," "US" AND "OUR" REFER TO REDBACK NETWORKS INC.


                             REDBACK NETWORKS INC.

     Redback Networks is a leading provider of advanced networking systems that enable carriers, cable operators and service providers to rapidly deploy high-speed access to the Internet and corporate networks. Our product lines, which consist of the Subscriber Management System(TM) family combine, and the SmartEdge(TM) family will combine, networking hardware with sophisticated software. Together, these product families are designed to enable our customers to create end-to-end regional networks that will support all major broadband access technologies, as well as the new services that these high-speed connections will enable. Our Subscriber Management System, or SMS, products connect and manage large numbers of subscribers across all major high-speed access technologies, including digital subscriber line, cable and wireless. Our SmartEdge optical networking and multi-service products are being developed to simplify the architecture of today's regional voice and data networks, as well as improve their capacity and performance. We sell our products through our direct sales force, resellers and distribution partners.

     Our SMS products bridge the gap between high-speed access concentrators and the routers which connect to the Internet backbone, and they are currently being used by many of the largest carriers and service providers worldwide. UUNET, a subsidiary of MCI WorldCom; Bell Atlantic; SBC; Southwestern Bell Information Services and Pacific Bell Internet, subsidiaries of SBC, and GTE have been, since inception, our largest customers in terms of revenues. Other customers include Bell Canada, BellSouth, ChungHwa Telecom, Concentric Network, EarthLink, Flashcomm, Verio and @Work, a division of @Home.

     We announced our new family of SmartEdge products during the second quarter of 2000 and anticipate our first customer shipments to begin in the second half of 2000. We cannot be certain that the SmartEdge family of products, or any future products designed around this technology, will be successfully developed or will achieve widespread market acceptance.

     In recent years, there has been a significant increase in demand by businesses and consumers for broadband, or high-speed, access to the Internet and to corporate networks. While carriers, cable operators and service providers are attempting to provide inexpensive and comprehensive broadband access, there are several major challenges associated with scaling and configuring existing network architectures to accommodate large numbers of new high-speed subscribers. We believe widespread deployment of broadband services requires a new model for subscriber management that efficiently terminates subscriber connections, manages broadband subscribers, provides flexibility for connections, and supports multiple broadband access technologies simultaneously. We also believe that widespread deployment of broadband will require carriers and service providers to re-architect their regional voice and data networks to accommodate the massive increase in data traffic that will occur as a result of the volume of new broadband connections. Carriers and service providers are also seeking to simplify the operation of the existing technologies in their regional networks and improve their ability to respond to customer requests for enhanced services.

     Whether deployed at aggregation points by carriers, by cable operators or by service providers, our SMS products accept a large concentration of high-speed data traffic from such devices as digital subscriber line concentrators, cable modem termination systems and wireless termination systems. Our SMS products reduce the processing requirements placed on routers connecting to the Internet backbone in broadband networks. Our SmartEdge products will add significantly more capacity to regional data networks and make them simpler to architect and operate. Our solution provides the following key benefits:

     o ENHANCES BROADBAND OPERATIONS. Our SMS products bridge the operational gap between "last mile" access networks that serve businesses and homes and the routers connecting to the Internet backbone and corporate networks.

     o SIMPLIFIES REGIONAL NETWORK ARCHITECTURE. Our SmartEdge products will simplify the design of regional voice and data networks, and enable our customers to increase their capacity and performance with less equipment.

     o SUPPORTS ALL MAJOR ACCESS TECHNOLOGIES. Our SMS products support, and our SmartEdge products will support, all major access technologies, including digital subscriber line, cable, and wireless. Equally important, these products will enable customers to operate multiple broadband technologies simultaneously, reducing operational expenses and improving responsiveness to customers.

     o FACILITATES RAPID AND SCALABLE DEPLOYMENT. Our SMS products allow, and our SmartEdge products will allow, service providers to quickly deploy high-speed access and achieve rapid time-to-market for significant revenue-generating services while using existing access, accounting and management control systems.

     o PROVIDES PLATFORM FOR THE DELIVERY OF VALUE-ADDED SERVICES. Our SMS products enable, and our SmartEdge products will enable, carriers, cable operators and service providers to create and market new service offerings that extend broadband connectivity and capabilities.

     o SIMPLIFIES END-USER ADMINISTRATION AND SUPPORT. Our SMS products allow, and our SmartEdge products will allow, easy configuration and administration of subscribers, reducing the cost of providing service and enabling faster response to customer requirements.

     We are focused on delivering subscriber management solutions through our SMS family, and optical network and multi-service solutions through our SmartEdge systems. We focus on carriers and service providers, and will seek to use our position in the subscriber management market to penetrate the optical transport market. We believe the combination of our operating system software and our hardware technology differentiates our solution and provides a competitive advantage by delivering advanced services and functionality. We will continue to develop features and functionalities and expand our product families to further enhance the ability of carriers, cable operators and service providers to deliver profitable services.


                                 RECENT EVENTS

     On March 8, 2000, we announced a two-for-one stock split of our outstanding shares of common stock. The stock split was effective on April 3, 2000. Unless otherwise indicated, all share and per share information for all periods presented in this prospectus has been retroactively restated to reflect this two-for-one common stock split. Our historical net loss per share amounts (restated to reflect the two-for-one stock split on April 3, 2000) were $1.02, $.89, $.15, $.23, and $.96 for the years ended December 31, 1997, 1998, and 1999 and the three months ended March 31, 1999 and 2000, respectively.

     On March 8, 2000, Redback and Siara Systems, Inc. ("Siara") completed their merger (the "Merger"). Siara was a development stage company that designed and developed optical access networking products that enable network service providers to offer data at multiple bandwidths to their customers in a cost-effective way and to create new high speed data services. In connection with the Merger, we issued 57,388,818 shares of our common stock and options and warrants to purchase 5,295,038 shares of our common stock. We accounted for the Merger under the purchase method of accounting. The consolidated financial statements include the results of operations of Siara commencing on March 9, 2000.

     On June 8, 2000, we held a special meeting of our stockholders and obtained approval of an increase in the number of authorized shares of our common stock from 200,000,000 to 750,000,000.


                                                             THE OFFERING

Securities offered........................   $500,000,000 aggregate principal amount of 5% Convertible
                                             Subordinated Notes due April 1, 2007 and shares of our common stock issuable upon conversion of the notes.

Interest..................................   We will pay interest on the notes semi-annually on April 1 and
                                             October 1 of each year, commencing October 1, 2000.

Conversion................................   You may convert your notes into shares of our common stock at a conversion rate of 5.2430 shares per each $1,000 principal amount of notes which is equivalent to a conversion price of approximately
                                             $190.73 per share. The conversion rate is subject to adjustment. The notes will be convertible at any time before the close of business on the maturity date, unless we have previously redeemed or repurchased the notes. You may convert your notes called for redemption or submitted for repurchase up to and including the business day immediately preceding the date fixed for redemption or repurchase, as the case may be.

Subordination.............................   The notes are subordinated to our present and future "senior debt", as that term is defined in "Description of the Notes--Subordination."
                                             The notes are also effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As of
                                             March 31, 2000, we had approximately $16 million of senior debt outstanding, and the aggregate amount of indebtedness and other liabilities of our subsidiaries was approximately $281,000 (excluding intercompany liabilities). The indenture under which the notes were issued will not restrict the incurrence of senior debt or other indebtedness by us.

Global notes; book-entry system...........   We will issue the notes only in fully registered form without interest coupons and in minimum denominations of $1,000. The notes are evidenced by one or more global notes deposited with the trustee for the notes, as custodian for DTC. Beneficial interests in the global notes can be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants. See "Description of the Notes--Form, Denomination,
                                             Transfer, Exchange and Book-Entry Procedures."

Optional redemption.......................   On or after the third business day after April 1, 2003, we have the right at any time to redeem some or all of your notes at the redemption prices set forth in this prospectus plus accrued and unpaid interest, provided that the notes will not be redeemed on or after the third business day after April 1, 2003 and before April 1,
                                             2005 unless the closing price for our common stock exceeds 140% of the conversion price for at least 20 trading days within a period of
                                             30 consecutive trading days ending within five trading days of the notice of redemption.

Repurchase at the option of the holders
upon a change in control..................   If we experience a change in control, as that term is defined in
                                             "Description of Notes--Repurchase at Option of Holders Upon a Change
                                             in Control," you will have the right, subject to conditions and restrictions, to require us to repurchase some or all of your notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the repurchase date. The repurchase price is payable in cash or, at our choice depending on the circumstances, in shares of our common stock, valued at 95% of the average closing sales prices of the common stock for the five trading days preceding and including the third trading day prior to the repurchase date.


Use of proceeds...........................   We will not receive any of the proceeds from the sale of the notes and the common stock offered in this prospectus.

Events of default.........................   Events of default include:

                                             o  we fail to pay principal of or any premium on any note when due, whether or not the payment is prohibited by the subordination provisions of the indenture;

                                             o  we fail to pay any interest on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture;

                                             o  we fail to provide the notice that we are required to give in the event of a change in control, whether or not the notice is prohibited by the subordination provisions of the indenture;

                                             o  we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

                                             o  we or any of our significant subsidiaries fail to pay when due at final maturity thereof, either at its maturity or upon
                                                acceleration, any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, in excess of $25 million if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;
                                                and

                                             o  certain events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries specified in the indenture.
PORTAL trading of notes; Listing of
common stock..............................   We issued and sold the notes in March 2000 in transactions exempt from registration under the Securities Act of 1933. Prior to this offering, there has been no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes through any automated quotation system.
                                             Prior to this offering, the notes were designated for trading on The
                                             PORTAL Market of the National Association of Securities Dealers, Inc.
                                             We do not expect the notes to remain eligible for trading on The
                                             PORTAL Market. We cannot assure you that any trading market will develop for the notes. Our common stock is quoted on the Nasdaq
                                             National Market under the symbol "RBAK."

Governing law.............................   The indenture and the notes are governed by the laws of the State of
                                             New York, without regard to conflicts of laws principles.

Risk Factors..............................   You should read the "Risk Factors" section, beginning on page 8 of this prospectus, so that you understand the risks associated with an investment in the notes or shares of the common stock offered by this prospectus.

                             SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from audited financial statements incorporated by reference in this prospectus. The statement of operations data for the period from August 30, 1996 (inception) through December 31, 1996 and the balance sheet data at December 31, 1996 and 1997 are derived from audited financial statements not included in this document. The statement of operations data for the three months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 are derived from unaudited financial statements incorporated by reference in this prospectus. The financial statements include the results of operations of Siara commencing on March 9, 2000.

     Unless otherwise indicated, all share and per share information for all periods has been retroactively restated to reflect our two-for-one common stock split which became effective on April 3, 2000.

                                                PERIOD
                                                 FROM
                                               AUGUST 30,
                                                 1996                                                           THREE MONTHS
                                              (INCEPTION)                                                           ENDED
                                               THROUGH                 YEAR ENDED DECEMBER 31,                    MARCH 31,
                                              DECEMBER 31,  ------------------------------------------   ---------------------------
                                                 1996           1997           1998           1999           1999            2000
                                             ------------   ------------   ------------   ------------   ------------   ------------
                                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues..............................   $         --   $         48   $      9,206   $     64,274   $      6,517   $    34,163
Cost of revenues..........................             --             29          3,603         18,665          1,971         8,297
                                             ------------   ------------   ------------   ------------   ------------   ------------
Gross profit..............................             --             19          5,603         45,609          4,546        25,866
                                             ------------   ------------   ------------   ------------   ------------   ------------
Operating expenses:
   Research and development...............            124          3,249          5,727         21,125          3,105        12,139
   Selling, general and administrative....             19          1,317          8,875         30,208          4,138        13,255
   Amortization of intangible assets......             --             --             --             --             --        70,604
   In-process research and development....             --             --             --             --             --        15,300
   Amortization of deferred stock
     compensation.........................             --             --            880          4,033          1,078           535
                                             ------------   ------------   ------------   ------------   ------------   ------------
     Total operating expenses.............            143          4,566         15,482         55,366          8,321       111,833
                                             ------------   ------------   ------------   ------------   ------------   ------------
Loss from operations......................           (143)        (4,547)        (9,879)        (9,757)        (3,775)      (85,967)
Interest and other income, net............              1            136              3          1,838            (26)          730
                                             ------------   ------------   ------------   ------------   ------------   ------------
Net loss..................................   $       (142)  $     (4,411)        (9,876)  $     (7,919)  $     (3,801)  $   (85,237)
                                             ============   ============   ============   ============   ============   ============
Basic and diluted net loss per share......   $       (.05)  $      (1.02)  $       (.89)  $      (0.15)  $       (.23)  $     (0.96)
                                             ============   ============   ============   ============   ============   ============
Shares used in computing net loss per
   share..................................      2,632,000      4,304,000     11,076,000     53,388,000     16,728,000    89,137,000
                                             ============   ============   ============   ============   ============   ============
Unaudited pro forma net loss per
   share(1):
   Basic and diluted net loss per share...                                                $       (.11)
                                                                                          ============
   Shares used in computing net loss                                                        69,128,000
   per share..............................                                                ============

Other Data:
   Ratio of earnings to fixed charges(2)..             --             --             --             --             --            --




                                                                       DECEMBER 31,                   MARCH 31,
                                                       --------------------------------------------- -------------
                                                         1996       1997        1998        1999         2000
                                                       ---------  ----------  ----------  ---------- -------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....  $    119   $   6,223   $   8,189   $ 56,960   $    502,445
Working capital......................................        12       5,630       4,461     49,798        490,416
Total assets.........................................       216       7,849      14,682     94,830      4,992,487
Long-term obligations, less current portion..........        --         827       1,275      1,012        513,395
Accumulated deficit..................................      (142)     (4,553)    (14,429)   (22,348 )     (107,585)
Total stockholders' equity...........................        83       6,081       6,254     65,893      4,430,444
--------------

  (1) Pro forma basic and diluted net loss per share for 1999 has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase, and also gives effect to the conversion of our preferred stock which converted to common stock upon the closing of our initial public offering as if the conversion occurred as of the beginning of the period or the date of issuance, if later.

  (2) The pre-tax loss from continuing operations for the years ended December 31, 1997, 1998 and 1999 and for the three month periods ended March 31, 1999 and 2000 were not sufficient to cover fixed charges by a total of approximately $4.4 million in 1997, $9.9 million in 1998, $7.9 million in 1999, $3.8 million for the three months ended March 31, 1999 and $85.2 million for the three months ended March 31, 2000. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods. We had no fixed charges in the period from inception (August 30, 1996) through December 31, 1996.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

       The following selected unaudited pro forma combined financial data presents the effect of the merger transaction with Siara, which closed on March 8, 2000, as if the merger had been completed as of the beginning of the periods indicated. The unaudited pro forma combined financial data was prepared using the purchase method of accounting.

       The unaudited pro forma combined financial data is based on estimates and assumptions which are preliminary and have been made solely for the purposes of developing these unaudited pro forma combined financial data. The unaudited pro forma combined financial data is not necessarily an indication of the results that would have been achieved had the transaction been consummated as of the dates indicated or results that may be achieved in the future.

       These selected unaudited pro forma combined financial data should be read in conjunction with our unaudited pro forma combined financial data included elsewhere in this prospectus, as well as our historical financial statements and notes thereto, the historical financial statements and notes thereto of Siara, and other financial information pertaining to Redback and Siara including "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus and "Risk Factors" included herein.

                                                                                   YEAR ENDED     THREE MONTHS
                                                                                    DECEMBER       ENDED MARCH
                                                                                    31, 1999        31, 2000
                                                                                  -------------  ----------------
                                                                                   (IN THOUSANDS, EXCEPT SHARE
                                                                                               AND
                                                                                         PER SHARE DATA)

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:

Net revenues...................................................................   $     64,274   $        34,163
Cost of revenues...............................................................         22,115             8,942
                                                                                  -------------  ----------------
Gross profit...................................................................         42,159            25,221
                                                                                  -------------  ----------------
Operating expenses:
   Research and development....................................................         39,443            19,001
   Selling, general and administrative.........................................         37,097            17,602
   Amortization of intangibles.................................................      1,116,564           279,142
   Amortization of deferred stock compensation.................................          4,033               535
                                                                                  -------------  ----------------
     Total operating expenses..................................................      1,197,137           316,280
                                                                                  -------------  ----------------
Loss from operations...........................................................     (1,154,978)         (291,059)
Interest income (expense), net.................................................          1,175               157
                                                                                  -------------  ----------------
Net loss.......................................................................   $ (1,153,803)  $      (290,902)
                                                                                  =============  ================
Basic and diluted net loss per share...........................................   $     (13.39)  $         (2.51)
                                                                                  =============  ================
Shares used in computing net loss per share....................................     86,192,000       115,919,000
                                                                                  =============  ================

                                  RISK FACTORS

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT IN THE NOTES.

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING
HISTORY

     We were founded in August 1996 and only began shipping products in material quantities in the second quarter of 1998. You should consider the risks and difficulties frequently encountered by companies like us in a new and rapidly evolving market. Our ability to sell products and services, and the level of success, if any, we achieve, depends, among other things, on the level of demand for broadband access services, which is a new and rapidly evolving market. Our business strategy may be unsuccessful and we may not successfully address the risks we face.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR FUTURE LOSSES

     We incurred net losses of $4.4 million for the year ended December 31, 1997, $9.9 million for the year ended December 31, 1998, and $7.9 million for the year ended December 31, 1999, and $85.2 million for the three months ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of approximately $107.6 million. Although we were profitable in the fourth quarter of 1999, we have not had a history of profitability. Further, we incurred a substantial net loss in the first quarter and expect to incur significant net losses in the future as a result of the acquisition of Siara, including operating losses from Siara's research and development and selling, general and administrative expenses.

     To date, we have funded our operations from both private and public sales of equity securities, the notes, from bank borrowings and by means of equipment lease financing. We expect to continue to incur significant product development, sales and marketing, and general and administrative expenses. As a result, we must generate significant revenues to achieve profitability again. We may not sustain recent growth rates in our revenues, and we may never achieve sufficient revenue levels to achieve profitability again. If we do achieve profitability in some future period, we cannot be certain that we would sustain profitability on a quarterly or annual basis in the future.

IF REDBACK DOES NOT INTEGRATE SIARA'S TECHNOLOGIES AND OPERATIONS QUICKLY AND EFFECTIVELY, OUR BUSINESS MAY SUFFER SIGNIFICANT DISRUPTIONS

     In order to achieve the benefits of our merger on March 8, 2000 with Siara, we must successfully combine the two businesses. We may not be able to integrate the technologies and operations quickly and smoothly. In the event that our integration with Siara does not go smoothly, serious harm to our business, financial condition and prospects may result. Integrating the two businesses will entail significant diversion of our management's time and attention. The integration of Siara's technology, products and services may require the partial or wholesale conversion or redesign of some or all of our technologies, products and services. In addition, we may be required to spend additional time or money on integration that would otherwise have been spent on developing our business and services or other matters.

WE FACE RISKS ASSOCIATED WITH ACQUISITIONS GENERALLY

     We expect to continue our acquisition and expansion strategy. Future acquisitions could materially adversely affect our operating results as a result of dilutive issuances of equity securities and the incurrence of additional debt. In addition, the purchase price for many of these acquired businesses likely will significantly exceed the current fair values of the net assets of the acquired businesses. As a result, we would be required to record material goodwill and other intangible assets that would result in significant amortization charges in future periods. These charges, in addition to the financial impact of such acquisitions, could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you of the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY

     Factors likely to cause quarterly fluctuations in revenues and operating results include:

     o    fluctuations in demand for broadband access services;

     o    the timing and size of sales of our products and services;

     o    announcements of new products and product enhancements by competitors;

     o the entry of new competitors into our market, including by acquisition;

     o unexpected delays in introducing new or enhanced products, including manufacturing delays;

     o    unexpected delays in product shipments due to component shortages;

     o    our ability to control expenses;

     o our ability to ship products on a timely basis and at a reasonable cost; and

     o the mix of our products sold and the mix of distribution channels through which our products are sold.

     A high percentage of our expenses, including those related to engineering, sales and marketing, research and development, and general administrative functions, are essentially fixed in the short term. As a result, if we experience delays in generating or recognizing revenue, our quarterly operating results are likely to be materially adversely affected. In addition, we plan to increase our operating expenses to expand our engineering and sales and marketing operations, broaden our customer support capabilities, develop new distribution channels, fund increased levels of research and development and build our operational infrastructure. If growth in our revenues does not outpace the increase in these expenses, our business, results of operations and financial condition could be materially adversely affected.

     We rely on a limited number of third-party manufacturers to build our products. Any interruption in the operations of such manufacturers would adversely affect our ability to meet our scheduled product deliveries to our customers. This would cause significant variations in our quarterly operating results and our business, results of operations and financial condition would be materially adversely affected.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for one quarter as any indication of our future performance. It is likely that in some future quarter our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.

OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT IF OR WHEN A SALE WILL BE MADE

     The timing of our sales revenue is difficult to predict because of the length and variability of the sales cycle for our products. Customers often view the purchase of our products as a significant and strategic decision. This evaluation process frequently results in a lengthy sales cycle, typically ranging from three months to over one year. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management efforts. In addition, product purchases are frequently subject to unplanned administrative, processing and other delays. This is particularly true for larger customers for whom our products represent a very small percentage of their overall purchase activities. These customers are often engaged in multiple simultaneous purchasing decisions, some of which may pertain to more immediate needs and absorb the immediate attention of the customer. If sales forecasted from a specific customer for a particular quarter are not realized in that quarter or at all, our business, results of operations and financial condition could be materially adversely affected.

IN ANY QUARTER, A SMALL NUMBER OF CUSTOMERS ARE LIKELY TO ACCOUNT FOR A SUBSTANTIAL MAJORITY OF OUR REVENUE

     In each of the nine quarters in the period ended March 31, 2000, we have had at least one customer that accounted for 15% or more of our total revenue in the quarter. In the first quarter of 2000, Bell Atlantic accounted for 25% of our total revenue and GTE accounted for 13% of our total revenue. For the twelve months ended December 31, 1999, sales to Bell Atlantic and Southwestern Bell Information Systems, a subsidiary of SBC, accounted for 24% and 11%, respectively. We anticipate that a small number of customers with large orders will continue to account for a majority of our quarterly revenue. However, we do not have any contracts or other agreements that guarantee continued sales to these or any other customers. If our customers alter their purchasing habits or reevaluate their need for our products, or if we fail to receive a large order in any future period, our business, results of operations and financial condition would be materially adversely affected.

WE ARE CURRENTLY ENTIRELY DEPENDENT ON THE SMS PRODUCT FAMILY FOR REVENUE

     The SMS family of products are the only products that we currently sell. We have introduced, but have not begun shipping, the SmartEdge family of optical networking products and intend to introduce new products and enhancements to existing products in the future. We cannot be certain that the SMS or SmartEdge products or any future products will achieve widespread market acceptance. Our inability to timely and successfully introduce new products and enhancements, or the failure of these new products or enhancements to achieve market acceptance, could materially adversely affect our business, results of operations and financial condition.

THERE IS A LIMITED NUMBER OF POTENTIAL CUSTOMERS FOR OUR SMS AND SMARTEDGE PRODUCTS

     To date, substantially all of our revenues have been derived from sales and service related to the SMS products. The SMS 500, SMS 1800 and SMS 10000 and any other products that we have developed or may develop and introduce in the future are marketed primarily to large customers. There are only a limited number of large existing and potential customers and this number is not expected to increase significantly in the future.

IF OUR PRODUCTS DO NOT ANTICIPATE AND MEET SPECIFIC CUSTOMER REQUIREMENTS AND DEMANDS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED

     Many of our customers require product features and capabilities that our products may not have. The requirement that we add features to our products in order to achieve a sale may result in a longer sales cycle, increased research and development expenses and reduced margins on our products. To achieve market acceptance for our products, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. Our failure to develop products or offer services that satisfy customer requirements would materially adversely affect our business, results of operations and financial condition.

     We intend to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Our inability to effectively manage this transition would materially adversely affect our business, results of operations and financial condition.

WE NEED TO GAIN ACCEPTANCE IN OTHER BROADBAND ACCESS MARKETS

     To date, we have derived substantially all of our revenues from sales of the SMS family products for use in the digital subscriber line market for broadband access. We intend to expend a substantial amount of time and resources to achieve market acceptance of our products in other markets, including the cable, wireless and optical markets. We may be unable to simultaneously or effectively address evolving demands in these markets, and customers in these markets may choose to implement competing technologies or products. In addition, if our competitors gain market acceptance in these markets first, it will be difficult, if not impossible, for us to gain subsequent market acceptance in these markets. If we are unable to achieve acceptance of our products in these markets, our ability to generate revenues will be limited, and our business, results of operations and financial condition would be materially adversely affected.

WE EXPECT INCREASED COMPETITION

     We may be unable to compete successfully with current or future competitors. If we do not compete successfully against current or future competitors, our business, results of operations and financial condition will be materially adversely affected. Currently, competition in our market is intense. The broadband access markets we are targeting, including digital subscriber line, cable, wireless and optical, are new and rapidly evolving and we expect these markets to become highly competitive in the future. In addition, we expect new competitors to emerge in the broadband access market as that market evolves due to technological innovation and regulatory changes. We face actual and potential competition from public and private companies providing routers connecting to the Internet backbone, access concentrators and subscriber aggregation systems. For instance, Cisco Systems, Inc., the leading provider of routers connecting to the Internet backbone, offers products that compete directly with our products, and also provides a comprehensive range of broadband access systems and network access systems.

     We expect companies that offer access concentrators and routers to incorporate some subscriber management functionality into their products. These companies include Nortel Networks, which acquired Shasta Networks, a private company providing subscriber management services, and Ascend, which was acquired by Lucent Technologies. In addition, there are several other private companies that provide subscriber management features in access concentrators or routing platforms.

     Many of our principal competitors, including Alcatel, Cisco, Fujitsu, Lucent Technologies, Nortel Networks, Siemens/Unisphere and some companies that may compete with us in the future, are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage that would materially adversely affect our business, results of operations and financial condition.

       Many of our competitors have significantly more established customer support and professional services organizations than we do. In addition, many of our competitors have much greater name recognition and have a more extensive customer base, broader customer relationships and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We have encountered, and expect to continue to encounter, potential customers that, due to existing relationships with our competitors, are committed to the product offerings of these competitors. As a result, these potential customers may not consider purchasing our products. We expect to face competition in the following areas:

     o    product pricing;

     o    breadth of product lines;

     o    sales and distribution capabilities;

     o product features and enhancements, including product performance, reliability, size, compatibility and scalability;

     o    product ease of deployment;

     o    conformance to industry standards; and

     o    technical support and service.

     We expect that competitive pressures may result in price reductions, reduced margins and loss of market share, which would materially adversely affect our business, results of operations and financial condition.

THE ACCOUNTING TREATMENT OF THE SIARA MERGER WILL RESULT IN SIGNIFICANT CHARGES TO OUR OPERATIONS

     We accounted for the merger with Siara as a purchase under generally accepted accounting principles. The results of operations of Siara are included in our consolidated financial statements for all periods after March 8, 2000. The purchase price has been allocated to Siara's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. The excess of cost over the fair value of the net tangible assets of Siara acquired is recorded as goodwill and other intangible assets, which will be amortized by charges to operations. This amount of goodwill and other intangible assets is approximately $4.5 billion. Our annual amortization of goodwill and other intangible assets is estimated to be approximately $1.1 billion per year, which will have a significant negative impact on our operating results and could cause our stock price to decline.

WE ARE DEPENDENT ON A LIMITED NUMBER OF CONTRACT MANUFACTURERS

     We currently use a single third-party manufacturer, Electromax, to assemble our SMS products. In addition, we are using Flash Electronics as our primary contractor to assemble our SmartEdge products. We may not be able to effectively manage our relationship with Electromax or Flash Electronics and such manufacturers may not meet our future requirements for timely delivery. We have no written agreement with Electromax. We have relationships with a limited number of other third-party manufacturers, one of which currently builds our prototypes. Although these other third-party manufacturers are capable of building our products, any interruption in the operations of our contract manufacturers would adversely affect our ability to meet our scheduled product deliveries to our customers, which could cause the loss of existing or potential customers and could materially adversely affect our business, results of operations and financial condition.

     In addition, the products that Electromax or any other manufacturer builds for us may be insufficient in quality or in quantity to meet our needs. Electromax or any other manufacturer may not meet the technological or delivery requirements of our current products or any future products that we may develop and introduce. The inability of Electromax or any other of our contract manufacturers in the future to provide us with adequate supplies of high-quality products, or the loss of Electromax or any other of our contract manufacturers in the future, would cause a delay in our ability to fulfill customer orders while another of our third-party manufacturers begins production and would have a material adverse effect on our business, results of operations and financial condition.

SOME OF THE KEY COMPONENTS IN OUR PRODUCTS COME FROM SINGLE OR LIMITED SOURCES OF SUPPLY

     We currently purchase several key components used in our products from single or limited sources of supply. These manufacturers include Altera, Brooktree, Connector Technologies, Foresight, Intel, Level One, Powerspec, Siemens and Ziatech. In addition, we rely on Wyle Electronics and LSI Logic as our foundry for a number of our application specific integrated circuits, or ASICs, and IBM Microelectronics as a foundry for other ASICs. We have no guaranteed supply arrangement with these suppliers, and we, or our manufacturers, may fail to obtain these supplies in a timely manner in the future. Financial or other difficulties faced by these suppliers or significant changes in demand for these components could limit the availability to us of these components. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to our customers and would materially adversely affect our business, results of operations and financial condition. In addition, qualifying additional suppliers is time-consuming and expensive.

WE DEPEND ON THIRD-PARTY TECHNOLOGY FOR OUR SMARTEDGE PRODUCT

     Cerent Corporation has granted Siara a non-exclusive license to technology related to two ASICs and parts of Cerent's system-level hardware technology that are used in the SmartEdge product. In November 1999, Cerent was acquired by Cisco Systems, a provider of networking products and a significant competitor of ours. Although we believe we have sufficient rights to this Cerent technology to conduct our business as currently conducted, we do not have a business relationship with Cisco. Any loss of access to the technology that is the subject of the agreement with Cerent would seriously harm our business.

WE MAY BE UNABLE TO MATCH PRODUCTION WITH PRODUCT DEMAND

     We currently use a rolling six-month forecast based on anticipated product orders, product order history and backlog to determine our materials requirements. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If actual orders do not match our forecasts, we may have excess or inadequate inventory of materials and components, which could materially adversely affect our business, results of operations and financial condition.

WE MAY BE UNABLE TO RETAIN EMPLOYEES OR PROPERLY MANAGE GROWTH

     We have expanded our operations rapidly since our inception. The number of our employees increased from 39 on February 28, 1998 to approximately 580 by the end of the first quarter of 2000.

     Our success depends in part on the continued service of certain key personnel. Despite our efforts to hire and retain quality employees, we might lose some of these employees now that the merger is closed. Although similar,

Redback and Siara have different corporate cultures and Siara employees may be unwilling to work for a larger company. Competitors may also recruit Siara employees during integration, as is common in high technology mergers. In addition, many employees have acquired significant amounts of our common stock or vested stock options, which could provide them with substantial amounts of cash. As a result, employees could leave with little or no prior notice. We cannot assure you that we will be able to attract, retain and integrate employees to develop and use the Siara technology following the merger.

     Similarly, our future performance depends on our continuing ability to attract and retain highly qualified technical and managerial personnel. We intend to continue to expand in order to pursue existing and potential market opportunities and are in the process of hiring additional engineering and sales personnel. Our ability to continue to attract and retain highly skilled personnel is a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is intense, especially in the San Francisco Bay Area. We may fail to attract, assimilate or retain qualified personnel to fulfill our current or future needs. If we fail, our business, results of operations and financial condition could be materially adversely affected. Our planned rapid growth places a significant demand on management and financial and operational resources.

IF WE BECOME SUBJECT TO UNFAIR HIRING CLAIMS, WE COULD INCUR SUBSTANTIAL COSTS IN DEFENDING AGAINST THESE CLAIMS

     Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have received in the past, and may receive in the future, claims of this kind as we seek to hire qualified personnel and those claims may result in material litigation. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of their merits. In addition, defending ourselves from such claims could divert the attention of our management away from our operations.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY GOVERNMENT REGULATION OF THE COMMUNICATIONS INDUSTRY

     The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products and services that our customers sell. Future FCC regulations, or regulations established by other regulatory bodies, may slow or end the growth of the broadband access services industry. Regulation of our customers may materially harm our business and financial condition. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into broadband access markets. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. The delays that these governmental processes entail may cause order cancellations or postponements or product purchases by our customers, which would materially harm our business, results of operations and financial condition.

OUR PLANNED EXPANSION TO INTERNATIONAL MARKETS WILL INVOLVE NEW RISKS

     In 1998 and 1999, we derived approximately 15% and 7%, respectively, of our revenues from sales to customers outside of the United States. Our ability to achieve future success will depend in part on the expansion of our international sales and operations. International operations are generally subject to a number of risks, including:

     o    expenses associated with customizing products for foreign countries;

     o protectionist laws and business practices that favor local competition;

     o    dependence on local vendors;

     o    multiple, conflicting and changing governmental laws and regulations;

     o    longer sales cycles;

     o    longer accounts receivable cycles;

     o    increased difficulties in collecting accounts receivable;

     o    difficulties in managing operations across disparate geographic areas;

     o difficulties associated with enforcing agreements through foreign legal systems;

     o reduced or limited protection of our intellectual property rights in some countries;

     o    foreign currency exchange rate fluctuations; and

     o    political and economic instability.

     In addition, if we grow internationally, we will need to expand our worldwide operations and enhance our communications infrastructure. If we fail to implement and improve these systems, our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information would be adversely affected. This could materially adversely affect our business, results of operations and financial condition.

UNDETECTED SOFTWARE OR HARDWARE ERRORS COULD HAVE A MATERIAL ADVERSE EFFECT ON
US

     Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have experienced minor errors in the past in connection with new products. We expect that errors will be found from time to time in new or enhanced products after we begin commercial shipments. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely have a material adverse effect on our business, results of operations and financial condition.

     Our customers use our products to provide broadband access to their customers. Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could damage market acceptance for our products. Our customers could seek damages for losses from us, which, if they were successful, could have a material adverse effect on our business, results of operations and financial condition. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY

     We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have filed one U.S. patent application. There can be no assurance that this application will be approved, that any issued patents will protect our intellectual property or that any issued patents will not be challenged by third parties. Furthermore, other parties may independently develop similar or competing technology or design around any patents that may be issued to us. Although we attempt to protect our intellectual property rights, we may be unable to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

     Others may allege that our products infringe upon their proprietary rights. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves or our customers, manufacturers or suppliers against alleged infringement of intellectual property rights. We could incur substantial costs to prosecute or defend this litigation. In addition, intellectual property litigation could force us to do one or more of the following:

     o cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     o obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

     o redesign those products or services that incorporate the disputed technology.

     In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, our business, results of operations and financial condition would be materially adversely affected. We may be subject to these claims in the future.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our business, results of operations and financial condition could be materially adversely affected.

WE MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE

     The development and marketing of new products, which are not yet complete, will require a significant commitment of resources. Likewise, the expansion of our operations and reseller channels as a result of the merger will require significant resources.

     Furthermore, if the market for broadband access develops at a slower pace than anticipated or if we fail to establish significant market share and achieve a meaningful level of revenue, we may continue to incur significant operating losses and utilize significant amounts of capital. While we believe that our existing capital resources are adequate to meet our current needs, we may require additional capital in the future. Additional capital may not be available to us at all, or, if available, may be available only on unfavorable terms. Any inability to raise additional capital when we require it would materially adversely affect our business, results of operations and financial condition.

WE ARE DEPENDENT ON THE WIDESPREAD ADOPTION OF BROADBAND ACCESS SERVICES

     Sales of our products depend on the increased use and widespread adoption of broadband access services, and the ability of our customers to market and sell broadband access services. Our business, results of operations and financial condition would be materially adversely affected if the use of broadband access services does not increase as anticipated or if our customers' broadband access services are not received well by the marketplace. Critical issues concerning use of broadband access services are unresolved and will likely affect use of broadband access services. These issues include:

     o    security;

     o    reliability;

     o    bandwidth;

     o    congestion;

     o    cost;

     o    ease of access; and

     o    quality of service.

     Even if these issues are resolved, if the market for products that provide broadband access to the Internet and to corporate networks fails to develop, or develops at a slower pace than anticipated, our business, results of operations and financial condition would be materially adversely affected.

WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS

     We are required to generate cash sufficient to pay all amounts due on the notes and to conduct our business operations. Currently, our earnings are insufficient to cover our anticipated debt service obligations, and this may materially hinder our ability to make payments on the notes. Our ability to meet our future debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW

     We have substantial amounts of outstanding indebtedness, primarily the notes. We also may obtain additional long-term debt and working capital lines of credit. As a result of this indebtedness, our principal and interest payment obligations will increase substantially. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.

     Our substantial leverage could have significant negative consequences, including:

     o increasing our vulnerability to general adverse economic and industry conditions;

     o    limiting our ability to obtain additional financing;

     o requiring the dedication of a substantial portion of our cash from operations to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including capital expenditures;

     o limiting our flexibility in planning for, or reacting to, changes in our business and the industry which we compete; and

     o placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

THE NOTES ARE SUBORDINATED TO ALL OTHER SENIOR DEBT

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior debt. Generally, all of our present and future debt will be senior debt unless the instrument creating such debt expressly provides that such debt is not senior to the notes. Because the notes are subordinate to our senior debt, if we experience:

     o    a bankruptcy, liquidation or reorganization;

     o an acceleration of the notes due to an event of default under the indenture; or

     o    certain other events,

we will be permitted to make payments on the notes only after we have satisfied all of our senior debt obligations. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the notes. In addition, the notes effectively will be subordinate to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

     The notes are our obligations exclusively. The indenture for the notes does not limit our ability or that of any of our presently existing or future subsidiaries, to incur senior debt, other indebtedness and other liabilities. We may have difficulty paying what we owe under the notes if we, or any of our subsidiaries, incur additional indebtedness or other liabilities. As of March 31, 2000, we had approximately $16 million of senior debt outstanding. From time to time we may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the notes.

WE MAY BE UNABLE TO REPURCHASE THE NOTES

     At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if a change in control occurs, each holder of the notes may require us to repurchase all or a portion of that holder's notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we meet certain conditions, to pay the repurchase price with shares of common stock. Our borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repurchases of the notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements to purchase the notes, or we could attempt to refinance these borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the notes. In that case, our failure to repurchase any tendered notes or notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repurchase of the notes until we pay the senior debt in full.

THERE WILL BE NO PUBLIC MARKET FOR THE NOTES BEING OFFERED

     There has been no public market for any of the notes offered by this prospectus, and there can be no assurance as to:

     o    the liquidity of any such market that may develop;

     o    the ability of the holders to sell their notes; or

     o    the price at which the holders would be able to sell their notes.

     If such a market were to exist, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not presently intend to apply for the listing of the notes on any securities exchange or for inclusion of the notes in the automated quotation system of the National Association of Securities Dealers, Inc.

     The initial purchasers have advised us that they presently intend to make a market in the notes. The initial purchasers are not obligated, however, to make a market in the notes, and any such market-making may be discontinued at any time at the sole discretion of the initial purchasers. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

VOLATILITY OF OUR STOCK PRICE MAY IMPAIR THE MARKET VALUE OF THE NOTES

     The notes are convertible into our common stock and the market price of our common stock has been volatile in the past and is likely to continue to be volatile. In addition, the securities markets in general, and technology stocks in particular, have experienced significant price volatility and this could affect the notes.

PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL

     Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference in it include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend that the forward-looking statements be covered by the safe harbor provisions for forward-looking statements in these sections. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "intend" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions, reflecting our expectations for future events or our future financial performance. Actual events or results may differ materially. In evaluating these statements you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. These factors include, but are not limited to:

     o    our limited operating history

     o    our history of losses

     o    our limited ability to forecast quarterly operating results

     o    our development and introduction of new products

     o    obtaining and expanding market acceptance of the products we offer

     o    increasing competition

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Nor do we undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

       The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as pretax income from continuing operations adjusted by adding fixed charges and excluding interest capitalized during the period. Fixed charges means the total of interest expense and amortization of financing costs, the estimated interest component of rental expense on operating leases and preferred stock dividends.

       The following table sets forth our deficiency of earnings to fixed charges for each of the periods indicated.

                                          PERIOD FROM
                                           AUGUST 30,
                                              1996
                                          (INCEPTION)                                       THREE MONTHS ENDED
                                            THROUGH         YEAR ENDED DECEMBER 31,              MARCH 31,
                                          DECEMBER 31,  ---------------------------------  ----------------------
                                              1996        1997        1998        1999       1999        2000
                                          ------------- ---------  -----------  ---------  ---------- -----------
                                                                 (IN THOUSANDS)
Ratio of earnings to fixed charges.......           --        --           --         --          --          --
Amount of deficiency.....................           (1) $ (4,411)  $   (9,876)  $ (7,919)  $  (3,801) $  (85,237)
--------------

  (1) We had no fixed charges in the period from inception (August 30, 1996) through December 31, 1996.

                                 USE OF PROCEEDS

       We will not receive any of the proceeds from the sale of the Notes or common stock by the selling holders.

                                    BUSINESS

OVERVIEW

       Redback Networks is a leading provider of advanced networking systems that enable carriers, cable operators and service providers to rapidly deploy high-speed access to the Internet and corporate networks. Our product lines, which consist of the Subscriber Management System family combine, and the SmartEdge family will combine, networking hardware with sophisticated software. Together, these product families are designed to enable our customers to create end-to-end regional networks that will support all major broadband access technologies, as well as the new services that these high-speed connections will enable. Our Subscriber Management System, or SMS, products connect and manage large numbers of subscribers across all major high-speed access technologies, including digital subscriber line, cable and wireless. Our SmartEdge optical networking and multi-service products are being developed to simplify the architecture of today's regional voice and data networks, as well as improve their capacity and performance. We sell our products through our direct sales force, resellers and distribution partners.

       Our SMS products bridge the gap between high-speed access concentrators and the routers which connect to the Internet backbone, and they are currently being used by many of the largest carriers and service providers worldwide. UUNET, a subsidiary of MCI WorldCom; Bell Atlantic; SBC; Southwestern Bell Information Services and Pacific Bell Internet, subsidiaries of SBC and GTE have been, since inception, our largest customers in terms of revenues. Other representative customers include Bell Canada, BellSouth, ChungHwa Telecom, Concentric Network, EarthLink, Flashcomm, Verio and @Work, a division of @Home.

       We announced our new family of SmartEdge products during the second quarter of 2000 and anticipate our first customer shipments to begin in the second half of 2000. We cannot be certain that the SmartEdge family of products, or any future products designed around this technology, will be successfully developed or will achieve widespread market acceptance.

INDUSTRY BACKGROUND

INCREASING DEMAND FOR BROADBAND ACCESS SERVICES

       In recent years, there has been a significant increase in demand by businesses and consumers for broadband, or high-speed, access to the Internet and to corporate networks. Increasing numbers of users are relying on networks based on Internet Protocol, the dominant software standard for the Internet, to access corporate intranets and the Web and to participate in network-dependent activities such as email, electronic commerce, telecommuting and on-line entertainment. Consumers are seeking low-cost, high-speed access to bandwidth-intensive Internet content and services such as highly graphical Web sites, high quality audio and video feeds, and high-speed data. Businesses have even greater requirements for high-speed access in order to implement electronic commerce strategies or Web-based business models, and to provide employees and others with robust telecommuting capabilities. These applications often require the transmission of large, multimedia-intensive files, which is practical only with high-speed data access services.

EMERGING BROADBAND INTERNET ACCESS OPTIONS

       Carriers, cable operators and service providers are responding to this demand for high-speed access by providing inexpensive and comprehensive broadband services. These services deliver "always on" availability that eliminates the tedious dial-up process associated with analog modem technologies. Changes in telecommunications regulations have facilitated the development of broadband strategies by local access providers, using the following technologies:

       DIGITAL SUBSCRIBER LINE. The market for digital subscriber line services is expanding rapidly. Digital subscriber line operates over standard copper telephone wires, utilizing an extensive network infrastructure that can be upgraded for broadband services. Various implementations of digital subscriber line are being developed and deployed, including full-rate consumer oriented asymmetrical digital subscriber line and G.lite and business oriented symmetrical digital subscriber line. Digital subscriber line can also serve as an affordable replacement for dedicated lines used to deliver high-speed data services. In North America, incumbent local exchange carriers and their various subsidiaries, including Bell Atlantic, Bell Canada, BellSouth, GTE, Pacific Bell, SBC and US West, have deployed digital subscriber line services. Internationally, many national carriers have begun digital subscriber line trials or deployments. Telecommunications regulatory reform has enabled new competitive local exchange carriers and leading Internet exchange carriers, including Covad Communications, MCI WorldCom, NorthPoint Communications, Rhythms NetConnections, and Sprint, to provide digital subscriber line service over the same telephone infrastructure used by the local exchange carriers and national carriers.

       INTERACTIVE CABLE. High-speed interactive communication across the cable infrastructure is made possible by the combination of two-way cable, cable modems installed in the home and cable modem termination systems installed at major cable concentration points. Several companies are currently deploying broadband access services across two-way cable, including @Home and Time Warner, through its Roadrunner service, in North America. With upgrades to two-way cable, cable operators are well positioned to deploy broadband access services.

       WIRELESS. As an alternative to wireline access, carriers and service providers are using wireless technologies to provide cost-effective broadband access. Many of these providers are in the early stages of using their licenses to deploy broadband wireless access services.

       FIBER-TO-THE-CURB. Fiber optic cable supports an alternative broadband access technology based on light and photonics that offers nearly unlimited bandwidth capacity. Where deployment costs are justified by service opportunity, fiber optic cable is being deployed in the "last mile" from the telephone central office to the subscriber. Recent fiber-to-the-curb initiatives have been pursued by several local exchange carriers.

OBSTACLES TO DEPLOYING BROADBAND ACCESS

       Regardless of the type of broadband access delivered, deployment of broadband services poses several major challenges associated with scaling and configuring existing architectures to accommodate large numbers of new high-speed subscribers. The traditional dial network model, relying on analog modems and standard telephone lines, is structured so that service providers can aggregate subscribers using remote access servers, located at the service providers' data centers. Although constrained by speed, this network model allows service providers not only to aggregate subscriber connections and pass the traffic to routers, but also to manage subscriber provisioning, authentication and accounting in the remote access server.

       With broadband access technologies, however, subscriber connections are first concentrated by the carriers and cable operators using technology-specific access concentrators such as digital subscriber line access multiplexers and cable modem termination systems. From there, high-speed data circuits are aggregated at a central facility by carriers, cable operators or other service providers who terminate subscriber connections and provide backbone connectivity to the Internet. These service providers therefore need to manage thousands of subscribers' connections and to route subscribers' data to and from the Internet. While service providers have been using traditional routers to provide both the circuit termination and Internet connectivity functions, routers were only designed to address the Internet connection task and are limited to managing several hundred subscribers, significantly less than the thousands of potential subscribers associated with a widely deployed service. In addition, unlike existing remote access servers used in the traditional analog modem dial network model, routers were not designed to provide broadband subscriber management functions such as provisioning, authentication and accounting.

       Broadband technologies pose additional challenges for service providers interested in offering more than one type of broadband service. Each broadband access technology uses different equipment at the service provider's facility. As a result, service providers offering multiple broadband services significantly increase their costs, as they must purchase different routers and deploy different operational models for each broadband service they choose to offer to their subscribers. The traditional broadband network model is depicted below:

                  SEPARATE NETWORKS FOR EACH ACCESS TECHNOLOGY

             [SEPERATE NETWORKS FOR EASY ACCESS TECHNOLOGY GRAPHIC]

       Another obstacle to deploying broadband services is the point-to-point, or dedicated, nature of broadband access technologies. Whether the access method is digital subscriber line, cable or wireless, each of these technologies provides a dedicated link from one starting point, such as a home or small office, to a single destination network, such as a service provider or a corporation. Thus, a telecommuter who purchases a digital subscriber line service for connecting to a corporate network is unable to use the same line to access directly a consumer service provider for personal Web surfing.

       There is a growing demand from carriers, cable operators and service providers to address these issues so that they are able to provide their customers with reliable, scalable, easy-to-use high-speed access on a cost-effective basis. Carriers, cable operators and service providers require highly scalable networks and the ability to manage and groom individual subscriber data streams into simplified Internet Protocol flows for routers connecting to the Internet backbone. Service providers must be able to rapidly and cost-effectively aggregate data streams from diverse broadband access technologies from different carriers and cable operators.

CAPACITY AND FLEXIBILITY ISSUES IN THE REGIONAL NETWORK

       In addition to the obstacles noted above for delivering broadband access, carriers, cable operators and service providers face additional issues in their regional data networks, or intra- and inter-city networks, with regard to capacity and flexibility. Previously, these telecommunications providers carried only voice or low-speed data traffic over their regional data networks. However, with the popularity of broadband Internet access and high-speed data connections for businesses, providers are now facing challenges in accommodating a greatly increased volume of traffic. The widespread availability of broadband access will create significantly more data traffic volume than most existing regional networks are able to carry today.

       Another issue carriers and other providers must address in their regional networks is the complexity that exists in them today. Currently, most telecommunication providers' regional networks are comprised of two separate networks--one that carries traditional voice and data traffic using older optical technology, and one that provides high-speed connections for businesses using newer but still complex data equipment. To offer a comprehensive set of telecommunications services to a business, a provider must make changes to multiple pieces of equipment and multiple software systems. The result is that today telecommunications services often take a long time to be delivered once requested, and are not able to be quickly modified to meet customer requests.

                 COMPLEXITY IN PROVIDERS' REGIONAL DATA NETWORKS

            [COMPLEXITY IN PROVIDERS' REGIONAL DATA NETWORKS GRAPHIC]

THE REDBACK SOLUTION

       Redback provides solutions that make it possible for carriers, cable operators and service providers to connect and manage large numbers of subscribers using high-speed access technologies such as digital subscriber line, cable and wireless. Together our product families will enable our customers to create end-to-end regional networks that will support all major broadband access technologies as well as the new services that these high-speed connections will enable. Additionally, Redback provides solutions that ease the capacity and flexibility issues associated with carriers' and service providers' regional networks.

       Our SMS product family lets carriers, cable operators and service providers connect thousands of subscribers quickly and cost-effectively, as well as manage subscriber accounts and service profiles. Carriers, cable operators and service providers are able to deliver different kinds of high-speed access and a variety of service offerings with a single operational structure. Our SMS network model is described below:

                   WE SUPPORT ALL MAJOR BROADBAND TECHNOLOGIES

              [WE SUPPORT ALL MAJOR BROADBAND TECHNOLOGIES GRAPHIC]

       Our SmartEdge family will enable carriers, cable operators and service providers to create high capacity, very flexible regional fiber optic networks. Telecommunications providers will be able to use the SmartEdge platform to upgrade their regional voice and data networks to support the extra traffic generated by the growing availability of broadband Internet access. Additionally, regional networks based on our SmartEdge products will be less complex and more flexible in design, and thus telecommunications providers will be able to deliver high-speed data services more rapidly. Our SmartEdge network model is described below:

 OUR SMARTEDGE FAMILY OF PRODUCTS IS BEING DESIGNED TO SIMPLIFY REGIONAL
                           NETWORKS AND ADD CAPACITY

    [OUR SMARTEDGE FAMILY OF PRODUCTS IS BEING DESIGNED TO SIMPLIFY REGIONAL
                       NETWORKS AND ADD CAPACITY GRAPHIC]

       Our solution provides the following key benefits:

       ENHANCES BROADBAND OPERATIONS. Our SMS products bridge the operational gap between "last mile" access networks that serve businesses and homes and the routers connecting to the Internet backbone used by service providers. Our products accept a large concentration of high-speed data traffic from multiple access concentrators and translate it to an Internet Protocol data stream, relieving routers connecting to the Internet backbone of traffic translation and management responsibilities. In this process, our products manage individual subscriber connections and reduce the number of routers required for widespread deployment of broadband services.

       SIMPLIFICATION OF REGIONAL NETWORK ARCHITECTURE. Our SmartEdge products are being designed to simplify the design of regional voice and data networks, and enable our customers to increase their capacity and performance with less equipment.

       SUPPORTS ALL MAJOR ACCESS TECHNOLOGIES. Our SMS products provide, and our SmartEdge products will provide, a consistent operational model across major access technologies including digital subscriber line, cable, and wireless and can, and will, be deployed by all types of access providers, including incumbent and competitive local exchange carriers, cable operators and service providers. For example, a service provider, using our SMS product, can offer digital subscriber line services today and later add or resell a cable or wireless service offering through the same SMS product family. Additionally, a carrier using the SmartEdge platform for traditional voice and data traffic will be able to deliver Internet Protocol-based services in the future. With our products, providers will be able to utilize one set of products and one familiar operational model to deliver multiple broadband access technologies to serve thousands of subscribers.

       FACILITATES RAPID AND SCALABLE DEPLOYMENT. Our products support service providers' existing accounting and management software systems. This enables service providers to quickly deploy new high-speed access services and thus gain a critical advantage in the highly competitive Internet access market. For example, our products have built-in support for the industry standard for accounting and security databases, as well as support for the major digital subscriber line protocols and implementations. To further facilitate rapid deployment, we designed our products to be interoperable with equipment from multiple vendors, for easy integration into existing networks. Our products are compatible with existing routers and support high performance levels, thereby eliminating the need to purchase new routers. The SMS product family architecture, for example, is inherently more scalable than a router-based architecture. The SMS 10000 currently supports 100,000 simultaneous subscriber sessions, many times the number of subscribers supported by conventional routers.

       PROVIDES PLATFORM FOR THE DELIVERY OF VALUE-ADDED SERVICES. Our SMS products enable, and our SmartEdge product will facilitate, providers to create and market new service offerings that leverage basic broadband connectivity and capabilities. The multiple context functionality of our SMS products lets service providers configure subscribers to access multiple services across a single physical link. For example, a telecommuter can access a corporate network from home while his or her family simultaneously accesses consumer Internet services through the same connection. Thus, a service provider previously generating a flat monthly access fee can offer value-added services and generate multiple revenue streams through "re-profiling". In addition, a wholesale provider of network services can partition high-speed transport services among multiple service providers or corporate customers through a single SMS family product with "re-selling". A large provider can use this capability to provide wholesale access to up to hundreds of smaller providers per SMS 1800 or SMS 10000 chassis--a significant improvement for wholesale transactions.

       SIMPLIFIES END-USER ADMINISTRATION AND SUPPORT. Our approach allows easy configuration and administration of end-user broadband modems, reducing service providers' costs and enhancing their ability to rapidly deploy services to thousands of subscribers. For example, we utilize a standard networking protocol to provide individualized services for multiple users sharing a single connection, such as multiple PCs in a home or office. Our products also support a variety of means to manage users, resulting in reduced training and lower operational expenses.

STRATEGY

       Our objective is to be the leading provider of advanced networking systems that enable carriers, cable operators and service providers to rapidly deploy high-speed access to the Internet and corporate networks. Key elements of our strategy include the following:

       EXTEND LEADERSHIP IN THE CARRIER AND SERVICE PROVIDER MARKET. We are focused on delivering subscriber management solutions to carriers and service providers, and have established early market leadership in the digital subscriber line market through capturing accounts in several major networks. We currently have orders or installations at many of the RBOCs, including SBC, Bell Atlantic and BellSouth, as well as installations at other national and international carriers, including Bell Canada, ChungHwa Telecom, France Telecom, GTE and Guandong Telecom. Additionally, we have several leading service providers as customers, including UUNET, a subsidiary of MCI WorldCom, EarthLink, Concentric Network, Southwestern Bell Information Services and Pacific Bell Internet, subsidiaries of SBC, and @Work, a division of @Home. We plan to extend our market leadership position by continuing to invest in sales and marketing efforts that will allow us to further penetrate existing accounts, to develop early customer relationships and to win new service provider accounts for all types of broadband access.

       PENETRATE REGIONAL NETWORK MARKET. We intend to leverage our customer relationships and our knowledge of their deployments to sell our SmartEdge Systems. We plan to offer integrated end-to-end solutions that provide our customers with greater benefit and cost savings.

       PENETRATE CABLE AND WIRELESS BROADBAND MARKETS. We intend to use our leadership position in digital subscriber line subscriber management to penetrate other critical broadband access markets, such as cable, wireless and fiber-to-the-curb. We plan to continue to enhance our solutions that support multiple broadband access technologies and to expand our sales and marketing efforts.

       Our solution has gained acceptance across multiple broadband access markets by offering service providers the ability to support multiple broadband access markets. Example installations include EarthLink and MosCom, the leading service provider in the Philippines, both of which use SMS products for both cable and digital subscriber line access.

       EXPAND GLOBAL DISTRIBUTION AND STRENGTHEN RELATIONSHIPS WITH DISTRIBUTION PARTNERS. We currently pursue a direct and indirect sales strategy to penetrate carrier, cable operator and service provider organizations in North America, focusing primarily on large Internet service providers and incumbent and competitive local exchange carriers. We also target smaller service providers through resellers that participate in our authorized PowerPartners program. Resellers who participate in our PowerPartners program sell our products to their customers. We do not have formal partnership agreements with resellers who participate in our PowerPartners program. However, we offer participating resellers discounts, technical training materials, access to an exclusive web-site and exclusive marketing and sales materials.

       Since inception, a substantial majority of our revenues have been generated through direct sales. We have expanded our presence globally by increasing the scope and size of our sales force by adding dedicated sales resources in both Europe and Asia. To further support our global sales objectives, we have established relationships with companies such as Nokia, which are leading communications and networking companies with significant customer relationships in place. Although we do not have formal partnership agreements with these companies, which we refer to as distribution partners, they have enabled us to rapidly expand our global sales presence and to leverage their established relationships with major carriers and service providers. Unlike resellers who participate in our PowerPartners program that sell our product directly to their customers, our distribution partners integrate our products into their products and sell the integrated product to their customers.

       LEVERAGE LEADING SOFTWARE CAPABILITIES. We believe our products' operating system software differentiates our solution and gives us a competitive advantage in the marketplace. We intend to continue to enhance our wholesale, security, bandwidth management, subscriber accounting and billing, and network management capabilities with our highly experienced team of software engineers. We expect our current and future products will share a common software foundation and offer a consistent operational model.

       LEVERAGE PROPRIETARY COMPUTER CIRCUIT DESIGNS. We believe our SmartEdge products' hardware design, including proprietary computer circuits, commonly known as application specific integrated circuits or ASICs, will give us a competitive advantage in the marketplace. These ASICs are very complex and incorporate the functions previously performed by multiple pieces of equipment. We intend to continue to enhance our ASIC designs and use them throughout our SmartEdge product line, as well as migrate them to our SMS product line.

       ENABLE NEW CONSUMER AND BUSINESS SERVICES. We believe our solution provides a highly flexible platform for the creation and delivery of new value-added services. We will continue to work directly with our customers to develop features and functionality that further enhance the ability of service providers to deliver profitable new broadband-based services. We believe this approach will increase the value we offer in both new and existing installations, as well as contribute to the continued business success of our customers. Examples of these new services include tiered "gold" or "platinum" high-availability services, virtual private networks and bundled teleworker services.

       DELIVER BROAD PRODUCT FAMILY. Our SMS 1800 and SMS 10000 are targeted at carriers, cable operators and large service providers. We have expanded our product offering with the SMS 500, which is targeted at service provider facilities with fewer subscribers than those using the SMS 1800. Our strategy is to continue to leverage our products' operating system software across multiple access technologies and products. In so doing we intend to address a range of functionality, density and application requirements of carriers, cable operators and small and large service providers.

CUSTOMERS

       The following is a list of selected companies that have purchased our products and services:

SERVICE PROVIDERS                            CARRIERS                             RESELLERS
----------------                             ---------                            ---------
Advanced Telcom Group                        AT&T Wireless                        ComTrend
Concentric Network                           Bell Atlantic                        ECI Telecom
EarthLink                                    Bell Canada                          Fujitsu
FirstWorld Communications                    BellSouth                            GTI
Flashcomm                                    ChungHwa Telecom                     Lucent Technologies
InterQuest Communications                    France Telecom                       NCA
JumpPoint Communications                     GTE                                  Nokia
Pacific Bell Internet, a                     Korea Telecom                        Network Systems
   subsidiary of SBC                         Qwest Communications                    Integrators
Primary Network Communications               SBC                                  Plexus Technology
PSINet                                       Southern N.E. Telephone              Solunet
Southwestern Bell Information                Sprint                               Starcom
   Systems, a subsidiary of SBC              Williams Communications              Structured
UUNET, a subsidiary of MCI                                                           Communications
   WorldCom                                                                       Sumitomo Electronics
Verio
@Work, a division of @Home

       The following three examples illustrate how organizations are using our products to deploy broadband service offerings.

NETWORK SERVICE PROVIDER

       Since 1999, one of the world's largest network service providers has been delivering its digital subscriber line service across North America. Their service offering, which was one of the largest digital subscriber line deployments offered by any service provider to date, included two different categories of digital subscriber line services:

       o Symmetrical digital subscriber line services designed to support business applications such as Web hosting, e-commerce and bulk file transfer; and

       o Asymmetrical digital subscriber line services targeted at consumer applications such as Internet surfing, home shopping and interactive games. In order to offer a broad deployment on a rapid time schedule, the service provider required a solution that would enable it to quickly and easily scale to large proportions.

       The network service provider chose our SMS product as the platform for delivering its digital subscriber line service offering. The provider uses our SMS product to perform all of the aggregation, management and conversion functions necessary to deliver router-ready Internet Protocol data streams to the backbone. The provider is using the high subscriber capacity of our SMS product to aggregate as many as 8,000 subscribers per system over high-speed connections delivered from various central office facilities. Using our SMS products' powerful multiple context functionality, the network service provider is able to offer wholesale digital subscriber line services to its many Internet service provider customers that are using the network service provider's backbone.

INTERNET SERVICE PROVIDER

       A large consumer-oriented service provider decided to roll-out its broadband access strategy. Already a leader in traditional dial-up access with over a million subscribers, it was looking to anchor its service with a platform that would enable them to simultaneously support cable and digital subscriber line access. The service provider would receive digital subscriber line capacity from several large wholesale partners, and cable capacity via cable operator that it partnered with. The service provider faced the challenge of how to cost-effectively aggregate subscriber traffic from these different access technologies while maintaining a large investment in its existing, and highly successful, operational model.

       By using our SMS in its large subscriber aggregation points, the service provider was able to concentrate its different digital subscriber line and cable feeds using a single platform. Additionally, because the SMS was fully integrated with the service provider's existing billing and authentication systems, the service provider was able to leverage and retain its many years of operating expertise and continue using its existing operational model with new broadband service offerings. Over time, the service provider also has added very high-capacity fiber-to-the-curb access, which it received through another partnership, and used our SMS family of products to integrate that technology as well.

INCUMBENT LOCAL EXCHANGE CARRIER AFFILIATE

       An unregulated affiliate of an incumbent local exchange carrier had been operating trials of its digital subscriber line Internet access service in a limited number of communities and households for over a year and planned to announce a much broader service deployment and breakthrough pricing levels. The affiliate needed a highly scalable and production-proven solution to handle the massive demand it expected to receive for its services.

       The affiliate selected our SMS products as the subscriber management platform to aggregate subscriber traffic in its service. Today, this provider is one of the largest digital subscriber line providers in the world, with very high volumes of traffic passing through its SMS platforms every day. Our SMS products are deployed in the affiliate's digital subscriber line-enabled subscriber aggregation points to manage live traffic from many thousands of subscribers, and the size of the deployment continues to grow every month.

SALES AND MARKETING

       We sell our products through a direct sales force, resellers, and distribution partners. Our direct sales force is located in North America and is focused on the largest service provider, cable operator and carrier opportunities. As of May 31, 2000, our direct sales force consisted of approximately 130 persons located in various cities throughout North America, Europe and Asia.

       We have a variety of marketing programs and initiatives to support the sale and distribution of our products. The audience for these activities includes our sales organization, distribution partners and authorized resellers, existing and prospective customers, and the trade press, analysts and others who are influential in the industry. Marketing activities include participation in technical conferences, preparation of sales tools, business cases, competitive analyses and other marketing collateral, sales training, publication of customer deployments, new product information and educational articles in industry journals, maintenance of our World Wide Web site and direct marketing to prospective customers. We also participate in leading industry tradeshows, such as Networld + InterOp in Las Vegas and SuperComm in Atlanta. We were recently awarded Telecommunications Magazine's "Hot Start-up" award for 1999. We continue to receive extensive media coverage in both telecommunications and financial publications.

PRODUCTS AND TECHNOLOGY

       Our SMS products enable broadband service providers to deliver high-speed Internet access and services by bridging the operational gap between high-speed access equipment in the telco central office or cable/wireless concentration point and network service provider routers connecting to the Internet backbone. Whether deployed at subscriber aggregation points by telecommunications carriers, by cable operators or by service providers, the SMS product family accepts a large concentration of high-speed data traffic from such devices as digital subscriber line concentrators, cable modem termination systems, and wireless termination systems. The SMS product family applies scalable user configuration and management to the data streams, and then performs all of the translations necessary to convert the traffic to Internet Protocol, relieving the service provider backbone routers of frame translations that can cause congestion on high-volume networks.

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

                                    [GRAPHIC]

          SMS 500                    SMS 1800                         SMS 10000

       Our SmartEdge products will enable carriers, cable operators and service providers to build regional voice and data networks. Using SmartEdge products, these providers will be able to build regional networks that require fewer pieces of equipment, provide more capacity, and are easier to operate to deliver services. We announced our family of SmartEdge products during the second calendar quarter of 2000 and anticipate our first customer shipments to begin in the second half of 2000.

DESCRIPTION OF THE SMS PRODUCT FAMILY

       We currently offer the SMS 500, the SMS 1000, the SMS 1800 and the SMS 10000.

       SMS 500. Targeted initially for service provider facilities with fewer subscribers than those using the SMS 1000, we released the SMS 500 for general availability in March 1999. The SMS 500 is a smaller chassis with two modular interface slots and supports up to 2,000 simultaneous subscribers. The SMS 500 supports ATM, Frame Relay and 10/100 megabit Ethernet, as well as T-1 connections.

       SMS 1000 AND SMS 1800. We began shipping the SMS 1000 in December 1997. Our follow-on product, the SMS 1800, began shipping in October 1999. Each SMS 1800 today can support up to 8,000 simultaneous subscribers and is targeted at major internet service providers, incumbent and competitive local exchange carriers and cable operators. The chassis consists of six modular interface slots, which can be populated with modules supporting DS-3 and OC-3 ATM, DS-3 Frame Relay, 10/100 megabit Ethernet and other transmission protocols. The product also has E1 and E3 modules for Europe and Asia.

       SMS 10000. We began shipping the SMS 10000 in May 2000. Our largest system, each SMS 10000 today can support up to 100,000 subscribers. The SMS 10000 features very high levels of reliability and all major system components can be configured with standby components for fail-safe operation. The SMS 10000 also features a very high capacity in the number of ports than can be configured and in the speed of those ports. The chassis itself consists of 24 modular interface slots. Besides supporting the ports and speeds mentioned above, the SMS 10000 also supports OC-12 ATM and Packet over SONET, as well as Gigabit Ethernet.

SMS OPERATING SYSTEM SOFTWARE

       Our operating system software is an advanced operating system developed to optimize the subscriber management and routing functions in our products. Our operating system software operates on the SMS product family, and was developed specifically to support the aggregation of large numbers of subscriber circuits. It supports a large variety of network protocols in use in the industry today, and provides sophisticated traffic management features.

       In addition, our operating system software supports the routing and bridging of Internet Protocol packets and is capable of running dynamic routing protocols. Our operating system software supports the unique capability to dynamically bind subscriber sessions to services. This capability enables dynamic service selection to be deployed by carriers and service providers alike. Our operating system software also supports the Layer 2 Tunneling Protocol, or L2TP, which is critical to the deployment of virtual private networks by service providers. We are a co-author of the PPP-over-Ethernet specification, a protocol that greatly simplifies broadband access and service provider selection, and the functionality in our operating system software is a leading implementation of this protocol.

Another distinguishing feature of our operating system software is its support for multiple contexts, which allows a service provider to partition a single SMS unit into as many as twenty multiple virtual logical devices.

       Some of the key functions that our operating system software supports include:

       TRAFFIC MANAGEMENT FEATURES. Traffic management features, including policing and rate limiting, support the creation of different service classes and provide service providers with predictable traffic behavior for better management of their networks.

       ROUTING PROTOCOL SUPPORT. Our operating system software includes support for various popular routing protocols. In addition, we will continue to leverage and expand the routing protocol support that our product line offers.

       LAYER 2 TUNNELING PROTOCOL (L2TP). We support Layer 2 Tunneling Protocol, or L2TP, the standard method of building a virtual private network that allows fixed and mobile users, including telecommuters, to simulate a private network using a shared infrastructure, such as the Internet. Virtual private networks also allow mobile users to make secure connections to their corporate intranets or extranets over the public Internet.

       WEB-BASED MANAGEMENT. The Web-based management capabilities in our operating system software allow service providers to streamline operations and simplify troubleshooting through a common, easy-to-use browser interface.

       BULK STATISTICS. The bulk statistics capabilities in our operating system software allow service providers access to information that enables them to provide efficient storage and transfer of high volume accounting data.

DESCRIPTION OF THE SMARTEDGE PRODUCT FAMILY

       Our SmartEdge products will be hardware and software solutions that will be used to create regional voice and data networks. Our SmartEdge products will incorporate technological advances in ASICs and fiber optics to deliver both traditional data and Internet Protocol-based services with very high reliability, security, and expandability. A key benefit of the design of our SmartEdge products will be the ability to incorporate multiple network functions into a single system. We plan to achieve this integration through our extensive use of proprietary ASICs.

   OUR SMARTEDGE FAMILY OF PRODUCTS WILL INTEGRATE MULTIPLE NETWORK FUNCTIONS

                                    [GRAPHIC]

       In developing the SmartEdge solution, we have invested in creating a high degree of competency in ASIC and computer processor design, fiber optics, and Internet Protocol software development. We have developed ASICs for our SmartEdge solutions that will integrate multiple communications functions into a single computer circuit. These functions would previously have been accomplished with several different pieces of equipment.

RESEARCH AND DEVELOPMENT

       We have assembled a team of highly experienced networking engineers. Our engineering expertise includes Internet Protocol and routing software development, ASIC and custom circuit design, optical networking hardware and software, subscriber management software, ATM/Frame Relay switching, wide area network interfaces and network management software. Following the merger with Siara Systems, we have, as of May 31, 2000, 320 engineers, with plans to continue expanding all functional areas of the engineering organization. This compares to 33 engineers at the beginning of 1999. During 1998 and 1999, we spent $5.7 million and $21.1 million, respectively, on research and development. During the three months ended March 31, 1999 and 2000, we spent $3.1 million and $12.1 million, respectively, on research and development. As a result of introducing the SmartEdge product this year, as well as its follow-on development, we expect to invest additional capital in research and development programs.

       Our research and development process is driven by market demand. Product development begins with a comprehensive functional product specification based on input from the product management and sales organizations. In addition, we value feedback from customers and have incorporated a significant amount of customer-requested functionality to date. We are also active in industry bodies and standards committees and utilize information from these organizations in the product development process.

       We are focusing development efforts on, among other things, completing and extending the functions of our ASIC designs, enhancing our support of the Internet Protocol and other related routing protocols, and creating and delivering optical interfaces for our products. We are also completing the development of a larger, higher capacity subscriber management product. In addition, we are committed to extending the functionality of our subscriber management system software to enable additional competitive advantages for our customers.

CUSTOMER SERVICE AND SUPPORT

       Our customer service and support organization installs and maintains products sold worldwide by our direct sales force, as well as products sold by our authorized resellers and partners. Generally, our distribution partners and authorized resellers provide installation and first-level, or preliminary, support to their customers, while we provide backup support. Our technical assistance center employs systems engineers who work closely with our direct sales personnel, partners and resellers to assist end users with post-sales support issues. We have retained field systems engineers to provide pre-sales support and installation services for direct sales customers.

MANUFACTURING

       Our manufacturing operations consist primarily of prototype development, materials planning and procurement, final assembly, testing and quality control. We use several independent suppliers to provide printed circuit boards, chassis and subassemblies. For our SMS products, we use a combination of standard parts and components obtained through Wyle Electronics, located in Santa Clara, California. Several key components are purchased from sole or limited sources of supply.

       We currently use a single third-party manufacturer, Electromax, located in San Jose, California, to manufacture our SMS products. We have developed our own products and specify to Electromax the exact parts necessary to build these products. We or an outside contractor then order and assemble these parts into subassemblies and components and provide these subassemblies and components to Electromax. Electromax then provides the labor to assemble, test and ship our products, pursuant to the exact specifications provided to them by us. While Electromax is currently the sole manufacturer of our products, we are not entirely dependent on Electromax to manufacture our products. We have relationships with a limited number of other third-party manufacturers, one of which currently builds our prototypes, and some of which have the capacity necessary to assemble, test and ship our products. Because we maintain an inventory of parts sufficient to enable us to continue manufacturing our products for at least two months, we would be able to supply these other third-party manufacturers with parts to commence the assembly, testing and shipping of our products within a couple of weeks of the loss of any of our third-party manufacturers. However, the loss of any of our third-party manufacturers would prevent us from meeting our scheduled product deliveries to our customers and would materially and adversely affect our business, results of operations and financial condition.

       For our SmartEdge products, we will use a similar manufacturing model, with Flash Electronics as the primary contractor.

       We plan to share manufacturing knowledge and processes between the primary contract manufacturers for the SMS and SmartEdge products, in an effort to reduce our risk associated with each manufacturer.

COMPETITION

       The broadband access markets we are targeting, including digital subscriber line, cable and wireless are new and rapidly evolving and we expect these markets to be highly competitive. In addition, we expect that new competitors will emerge as the market for broadband access itself evolves due to technological innovation and regulatory changes. We encounter current or potential competition from public and private companies providing routers connecting to the Internet backbone, access concentrators and subscriber aggregation systems.

       The market for regional data networks is a more mature market and therefore highly competitive with established vendors and many new market entrants.

       Cisco, the leading provider of routers connecting to the Internet backbone, offers products that compete directly with both our SMS and SmartEdge products, and also provides a comprehensive range of broadband access and optical networking systems. Nortel Networks also provides both subscriber management systems as well as a wide range of optical networking products used to create regional data and voice networks.

       In the subscriber management market, we expect companies that offer access concentrators and routers to incorporate incremental subscriber management functionality into their products. These companies include Lucent Technologies. There are also private companies that provide subscriber management features in access concentrators or routing platforms, and many private companies that are designing products to address different issues involved with building regional networks.

       In the regional network market, established competitors include Alcatel, Cisco, Fujitsu, Lucent Technologies and Nortel Networks. In addition, there are numerous emerging companies addressing different technical issues affecting this market.

       Some of our current and potential competitors are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors with large market capitalizations or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our product lines. Any of these acquisitions could give the acquiring competitor a strategic advantage that would materially adversely affect our business, results of operations and financial condition.

       Many of our competitors have significantly more established customer support and professional services organizations than we do. In addition, many of our competitors have much greater name recognition and have a more extensive customer base, broader customer relationships and broader product offerings than us, including relationships with many of our current and potential customers. These companies can leverage their customer relationships and broader product offerings and adopt aggressive pricing policies to gain market share. As a result, we may not be able to maintain a competitive position against current or future competitors. Our failure to maintain and enhance our competitive position within the market could seriously harm our business, results of operations and financial condition.

PATENTS AND PROPRIETARY RIGHTS

       Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of patent, trademark, copyright and trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. These legal protections afford only limited protection for our technology. We have one patent application pending in the United States and we have no foreign patents or patent applications. Our pending patent application may not result in the issuance of any patents. If any patent is issued, it might be invalidated or circumvented or otherwise fail to provide us any meaningful protection. In addition, we cannot be certain that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets, or that we can meaningfully protect our intellectual property. Our failure to protect our intellectual property effectively could have a material adverse effect on our business, financial condition or results of operations. We have licensed technology from third parties for incorporation into our units, and we expect to continue to enter into such agreements for future products. Our licenses may result in royalty payments to third parties, the cross-license of technology by us or payment of other consideration. If our arrangements are not concluded on commercially reasonable terms, our business, financial condition or results of operations could be materially adversely affected.

FACILITIES

       As of May 31, 2000, our principal administrative, sales, marketing and research and development facilities occupied approximately 150,000 square feet in total in Sunnyvale and San Jose, California pursuant to leases that expire at various dates from December 2000 through 2004. In October 1999, we signed a lease agreement for a total of approximately 196,000 square feet in San Jose, California to replace the existing locations as their lease terms expire. We moved our research and development operations into the first 97,000 square foot building as of April 2000. During the first quarter of 2001, we will move into the second building occupying 99,000 square feet.

       Additionally, we have an option on a third building that is 76,000 square feet. We will continue to monitor our space requirements and will exercise our option should the space become necessary. We have sales offices throughout the United States, including regional sales offices in California, Colorado, Georgia, Virginia and Washington as well as international offices in Vancouver, B.C., Rotterdam, Holland, Hong Kong, Taipei, Taiwan, Seoul, Korea and Singapore. We believe that our existing facilities and facilities for which we have committed are adequate.

LEGAL PROCEEDINGS

       We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, results of operations or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly engaged in unfair hiring practices or infringed upon third-party trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                            DESCRIPTION OF THE NOTES

       The notes were issued under an indenture between us and Norwest Bank Minnesota, National Association, as trustee. Because this section is a summary, it does not describe every aspect of the notes and the indenture. The following summaries of certain provisions of the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provision of the notes and the indenture, including the definitions therein of certain terms.

GENERAL

       The notes are general, unsecured obligations of ours. The notes are subordinated, which means that they rank behind certain of our indebtedness as described below. The notes are limited to $500,000,000 aggregate principal amount. We are required to repay the principal amount of the notes in full on April 1, 2007.

       The notes bear interest at the rate of 5% per annum. We will pay interest on the notes on April 1 and October 1 of each year, commencing on October 1, 2000. Interest payable per $1,000 principal amount of notes for the period from March 29, 2000 to October 1, 2000 will be $25.2778.

       You may convert the notes into shares of our common stock initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. Holders of notes called for redemption or submitted for repurchase will be entitled to convert the notes up to and including the business day immediately preceding the date fixed for redemption or repurchase. The conversion rate may be adjusted as described below.

       We may redeem the notes at our option at any time on or after the third business day after April 1, 2003, in whole or in part, at the redemption prices set forth below under "--Optional Redemption by Redback," plus accrued and unpaid interest to the redemption date; provided that we may not redeem the notes on or after the third business day after April 1, 2003 and before April 1, 2005 unless the closing price for our common stock exceeds 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of our notice of redemption.

       If there is a change in control of us, you will have the right to require us to repurchase your notes as described below under "--Repurchase at Option of Holders Upon a Change in Control."

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

       The notes were issued:

       o   only in fully registered form;

       o   without interest coupons; and

       o   in denominations of $1,000 and greater multiples.

       The notes are evidenced by global notes which were deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. The global notes and any notes issued in exchange for the global notes are subject to restrictions on transfer and bear the legend regarding those restrictions set forth under "Notice to Investors." Except as set forth below, record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

       The global notes will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

       o DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global notes;

       o Redback, at its option, notifies the trustee in writing that it elects to cause the issuance of the notes in certificated form; or

       o an event of default with respect to the notes represented by the global notes has occurred and is continuing.

       In those circumstances, DTC will determine in whose names any securities issued in exchange for the global notes will be registered.

       DTC or its nominee are considered the sole owner and holder of the global notes for all purposes, and as a result:

       o you cannot get notes registered in your name if they are represented by the global note;

       o you cannot receive physical certificated notes in exchange for your beneficial interest in the global notes;

       o you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

       o   all payments on the global note will be made to DTC or its nominee.

       The laws of some jurisdictions require that certain kinds of purchasers can only own securities in definitive, certificated form. These laws may limit your ability to transfer your beneficial interests in the global notes to these types of purchasers.

       Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global notes. The only place where the ownership of beneficial interests in the global notes appears and the only way the transfer of those interests can be made is on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

       Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

       We will make cash payments of interest on and principal of and the redemption or repurchase price of the global notes, as well as any payment of liquidated damages, to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We will make these payments by wire transfer of immediately available funds on each payment date.

       We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global notes held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

       We will send any redemption notices to Cede & Co. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

       We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

       Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global notes to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

       DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

       DTC has also advised us as follows:

       o   DTC is a:

           o limited purpose trust company organized under the laws of the State of New York,

           o    member of the Federal Reserve System,

           o clearing corporation within the meaning of the Uniform Commercial Code, as amended, and

           o    clearing agency registered pursuant to the provisions of
                Section 17A of the Exchange Act.

       o DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants.

       o Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations.

       o Certain participants, or their representatives, together with other entities, own DTC.

       o Indirect access to the DTC System is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

       The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

CONVERSION RIGHTS

       You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date. The conversion rate will be equal to 5.2430 shares per each $1,000 principal amount of notes which is equivalent to a conversion price of approximately $190.73 per share. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

       You may convert all or part of any note by delivering the note at the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained by the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

       As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

       If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the next preceding interest payment date to the conversion date, except as described below in this paragraph. Any note surrendered for conversion during the period from the close of business on any regular record date to the opening of business on the next succeeding interest payment date (except notes, or portions thereof, called for redemption on a redemption date or to be repurchased on a repurchase date for which the right to convert would terminate during such period) must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. In the case of any note which has been converted after any regular record date but before the next succeeding interest payment date, interest payable on such interest payment date shall be payable on such interest payment date notwithstanding such conversion, and such interest shall be paid to the holder of such note on such regular record date.

       No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the market price of our common stock at the close of business on the conversion date.

       You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

       The conversion rate will be subject to adjustment for, among other things:

       o dividends and other distributions payable in our common stock on shares of our capital stock,

       o the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for shareholders entitled to receive such rights, options or warrants,

       o   subdivisions, combinations and reclassifications of our common stock,

       o distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

           o those dividends, rights, options, warrants and distributions referred to above,

           o    dividends and distributions paid exclusively in cash, and

           o    distributions upon mergers or consolidations discussed below,

       o distributions consisting exclusively of cash, excluding any cash portion of distributions referred to in the bullet point immediately above, or cash distributed upon a merger or consolidation to which the next succeeding bullet point applies, to all holders of our common stock in an aggregate amount that, combined together with:

           o other all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made, and

           o any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of the common stock on the record date for such distribution and the number of shares of common stock then outstanding, and

       o the successful completion of a tender offer, which would constitute a tender offer under the federal securities laws, made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with:

           o any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of that tender offer in respect of which no adjustment has been made, and

           o the aggregate amount of any all cash distributions referred to in the immediately preceding bullet point above to all holders of our common stock within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

       We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

       In any case in which we consolidate or merge with or into another entity or in which another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger which does not result in any reclassification, conversion, exchange or cancellation of the common stock.

       We may increase the conversion rate for any period of at least 20 days, upon at least 15 days notice, if our board of directors determines that the increase would be in our best interest. The board of directors' determination in this regard will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining:

       o whether the closing price of our common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a change in control as defined below; or

       o whether the closing price of our common stock exceeds the conversion price by 140% for purposes of determining whether we may call the notes for redemption under "Optional Redemption by Redback" below.

       If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "Certain United States Federal Income and Estate Tax Consequences--U.S. Holders."

SUBORDINATION

       The notes are subordinated and, as a result, the payment of the principal, any premium and interest, including liquidated damages, on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full, in cash or other payment satisfactory to holders of senior debt, of all of our senior debt. The notes are also effectively subordinated to any debt or other liabilities of our subsidiaries. As of March 31, 2000, we had approximately $16 million of senior debt and our subsidiaries had approximately $281,000 of indebtedness and other liabilities in aggregate (excluding intercompany liabilities).

       Senior debt is defined in the indenture to mean: the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed:

       o our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation,

       o   all of our obligations for money borrowed,

       o all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind,

       o   our obligations:

           o as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, or

           o as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes,

       o all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements,

       o all of our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including reimbursement obligations with respect to the foregoing,

       o all of our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business,

       o all obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property, and

       o renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

       Senior debt will not include the notes or any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not superior in right of payment to the notes.

       We may not make any payment on account of principal, premium or interest, including liquidated damages, if any, on the notes, or redemption or repurchase of the notes, if:

       o we default in our obligations to pay principal, premium, interest or other amounts on our senior debt, including a default under any redemption or repurchase obligation, and the default continues beyond any applicable grace period; or

       o any other default occurs and is continuing on any designated senior debt; and

           o the default permits the holders of the designated senior debt to accelerate its maturity, and

           o the trustee has received a notice (a payment blockage notice) of the default from us, the holder of such debt or such other person permitted to give such notice under the indenture.

       If payments of the notes have been blocked by a payment default on senior debt, payments on the notes may resume when the payment default has been cured or waived or ceases to exist.

       If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of:

       o the date the nonpayment default is cured or waived or ceases to exist , or

       o   179 days after the payment blockage notice is received.

       No nonpayment default that existed on the day a payment blockage notice in respect of a nonpayment default was delivered to the trustee can be used as the basis for any subsequent payment blockage notice. In addition, once a holder of designated senior debt has blocked payment on the notes by giving a payment blockage notice in respect of a nonpayment default, no new period of payment blockage can be commenced unless and until:

       o 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice in respect of a nonpayment default; and

       o all scheduled payments of principal, any premium and interest with respect to the notes that have come due have been paid in full in cash.

       Designated senior debt means our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated senior debt for purposes of the indenture. The instrument, agreement or other document evidencing any designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.

       In addition, all principal, premium, if any, interest and other amounts due on all senior debt must be paid in full in cash before you are entitled to receive any payment otherwise due upon any acceleration of the principal on the notes as a result of:

       o   an event of default of the notes, or

       o payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings.

       In the event of insolvency, creditors who are holders of senior debt may recover more, ratably, than you because of this subordination. The subordination may result in a reduction or elimination of payments on the notes to you.

       In addition, the notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables and lease obligations. This occurs because our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and your right to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to us.

       The indenture does not limit our ability to incur senior debt or our ability or the ability of our subsidiaries to incur any other indebtedness.

OPTIONAL REDEMPTION BY REDBACK

       On or after the third business day after April 1, 2003, we may redeem the notes in whole or in part, at the prices set forth below. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60 days notice to you. We may only redeem the notes on or after the third business day after April 1, 2003 and before April 1, 2005 if the closing price of our common stock exceeds 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the date of the notice of redemption.

       The redemption price, expressed as a percentage of principal amount, is as follows for the following periods:

                                                                                                     REDEMPTION
 PERIOD                                                                                                PRICE
---------                                                                                           -------------
Beginning on the third business day after April 1, 2003 and ending on March 31, 2004.............        102.857%
Beginning on April 1, 2004 and ending on March 31, 2005..........................................        102.143%
Beginning on April 1, 2005 and ending on March 31, 2006..........................................        101.429%
Beginning on April 1, 2006 and ending on March 31, 2007..........................................        100.714%

and thereafter is equal to 100% of the principal amount. In each case, we will pay interest to, but excluding, the redemption date.

       No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

PAYMENT AND CONVERSION

       We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in The City of New York. If you hold registered notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in The City of New York. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on March 15 or September 15, whether or not a business day, immediately preceding the relevant interest payment date (a regular record date). If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

       Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee's agents has or will have any responsibility or liability for:

       o any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note, or

       o any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

       We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

       Notes may be surrendered for conversion at the Corporate Trust Office of the trustee in the Borough of Manhattan, New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable.

       We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan, New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "--Notices" below.

       All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

       If a change in control as defined below occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

       At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the indenture.

       Within 30 days after the occurrence of a change in control, we are obligated to give to you notice of the change in control and of the repurchase right arising as a result of the change of control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

       A change in control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

       o any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires a beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

       o we merge or consolidate with or into any other person, any merger of another person into us or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction.

       However, a change in control will not be deemed to have occurred if the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days.

       For purposes of these provisions:

       o the conversion price is equal to $1,000 divided by the conversion rate;

       o whether a person is a beneficial owner will be determined in accordance with Rule 13d-3 under the Exchange Act; and

       o a person includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

       The rules and regulations promulgated under the Exchange Act require the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with these rules and regulations to the extent they apply at that time.

       We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the underwriters, be re-issued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

       The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase substantially all under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

       The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

       Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. Some of the events constituting a change in control could result in an event of default under our senior debt. Moreover, a change in control could cause an event of default under, or be prohibited or limited by, the terms of our senior debt. As a result, unless we were to obtain a waiver, a repurchase of the notes in cash could be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. See "--Subordination".

MERGERS AND SALES OF ASSETS BY REDBACK

       We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us unless:

       o the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the indenture, and

       o immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

EVENTS OF DEFAULT

       The following will be events of default under the indenture:

       o we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

       o we fail to pay any interest, including liquidated damages, on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

       o we fail to provide notice of a change in control or to consummate a change in control offer to purchase;

       o we fail to perform any other covenant in the indenture, which failure continues for 60 days after written notice as provided in the indenture;

       o any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereto, by us or any of our significant subsidiaries in an aggregate principal amount in excess of $25 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture; and

       o certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.

       Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have furnished reasonable indemnity to the trustee. Subject to providing indemnification to the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

       If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may, subject to the subordination provisions of the indenture, accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see "--Meetings, Modification and Waiver" below.

       You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

       o   you give the trustee written notice of a continuing event of default;

       o the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and furnished reasonable indemnity to the trustee to institute proceedings;

       o the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request; and

       o the trustee shall have failed to institute such proceeding within 60 days of the written request.

       However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest, including liquidated damages, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

       We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

       The indenture contains provision for convening meetings of the holders of notes to consider matters affecting their interests.

       Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes. Other modifications and amendments of the indenture may be made, and certain past defaults by us may be waived, either:

       o with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, or

       o by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66% in aggregate principal amount of the notes represented at such meeting.

       The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

       However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

       o   change the stated maturity of the principal or interest of a note;

       o reduce the principal amount of, or any premium or interest on, any note;

       o modify the provisions with respect to the repurchase right of holders of notes in a manner adverse to the holders;

       o   change the place or currency of payment on a note;

       o impair the right to institute suit for the enforcement of any payment on any note;

       o   modify our obligation to maintain an office or agency in New York
           City;

       o modify the subordination provisions in a manner that is adverse to the holders of the notes;

       o   adversely affect the right to convert the notes;

       o reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify, amend or waive compliance with certain provisions of the indenture;

       o reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

REGISTRATION RIGHTS

       When we issued the notes, we entered into a registration rights agreement and agreed to file the shelf registration statement of which this prospectus is a part. Under the registration rights agreement we also agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, that we will, at our expense:

       o use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act by September 25, 2000, subject to our right to postpone having the shelf registration statement declared effective for an additional 90 days in limited circumstances; and

       o use our reasonable efforts to keep effective the shelf registration statement until the earlier of two years after the date the notes are issued or such time as there are no outstanding registrable securities.

       We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with the sales of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 60 days in any 90 day period or a total of 120 days in any 365-day period. We will provide to each holder of registrable securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

       Liquidated damages, will accrue on the notes if on or prior to September 25, 2000, the shelf registration statement is not declared effective. In that case, liquidated damages will accrue on the notes from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

       The rates at which liquidated damages will accrue will be as follows:

       o 0.25% of the principal amount per annum to and including the 90th day after the registration default; and

       o 0.5% of the principal amount per annum from and after the 91st day after the registration default.

       In addition, the interest rate on the notes will be increased if:

       o the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 60 days, whether or not consecutive; or

       o the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 120 days, whether or not consecutive, during any 365 day period.

       In either event, the interest rate on the notes will increase by an additional 0.50% per annum from the first day that the 60 day or 120 day period is exceeded, whichever occurs first. The increased rate will continue until the earlier of the following:

       o the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

       o the earlier of two years after the date the notes are issued or such time as there are no outstanding registrable securities.

       A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

       o will be required to be named as a selling security holder in the related prospectus;

       o   may be required to deliver a prospectus to purchasers;

       o may be subject to certain civil liability provisions under the Securities Act in connection with those sales; and

       o will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

       We have agreed in the registration rights agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on the Nasdaq National Market. However, if the common stock is not then quoted on the Nasdaq National Market, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, upon effectiveness of the shelf registration statement.

       This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

NOTICES

       Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

REPLACEMENT OF NOTES

       We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

       We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

GOVERNING LAW

       The indenture and the notes are governed by and construed in accordance with the laws of the State of New York, United States of America.

THE TRUSTEE

       If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity.

                          DESCRIPTION OF CAPITAL STOCK

       We are authorized to issue 750,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of the close of business on May 31, 2000, 147,906,269 shares of common stock, no shares of preferred stock, options to purchase 21,330,421 shares of common stock and warrants to purchase 692,472 shares of common stock were issued and outstanding.

COMMON STOCK

       Our amended and restated certificate authorizes the issuance of up to 750,000,000 shares of common stock, $0.0001 par value per share. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor and subject to any preferential dividend rights of any then outstanding preferred stock. In the event of a liquidation, dissolution or winding up of Redback, the holders of common stock are entitled to share ratably all assets of Redback available after the payment of debts and all other liabilities and subject to any preferential dividend rights of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares issuable by Redback upon the conversion of the notes will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

       We have an authorized class of undesignated preferred stock consisting of 10,000,000 shares, $0.0001 par value per share. The board of directors is authorized, subject to any limitation prescribed by law, without further stockholder approval, to issue from time to time up to 10,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

       Our stockholders have granted the board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of the preferred stock.

WARRANTS

       As of May 31, 2000, there were warrants outstanding to purchase an aggregate of 692,472 shares of common stock, at exercise prices ranging from $0.79 per share to $102.34 per share.

REGISTRATION RIGHTS

       Pursuant to the terms of an amended and restated Investors' Rights Agreement, some holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. Under the terms of our agreement with the holders of these shares, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders exercising registration rights, these holders are entitled to notice of that registration and are entitled to include shares of their registrable common stock therein. Additionally, these holders are also entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and require us to use our best efforts to effect that registration. Further, the holders of these demand rights may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in that registration and our right not to effect a requested registration within six months following an offering of our securities.

EFFECT OF SELECTED PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS, AND THE DELAWARE ANTITAKEOVER STATUTE

       We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 of Delaware law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the interested stockholder became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner.

SHAREHOLDER ACTION; SPECIAL MEETING OF SHAREHOLDERS

       Our certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of our capital stock. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of us. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

       The Transfer Agent and Registrar for our common stock is U.S. Stock Transfer Corporation.

        CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

     The following is a general discussion of certain U.S. federal income and estate tax consequences to beneficial owners of the notes or underlying common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), U.S. Treasury Regulations (regulations), Internal Revenue Service (IRS) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

     This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to beneficial owners of the notes or common stock. This discussion does not describe the tax consequences:

     o arising under the laws of any foreign, state or local jurisdiction, including any applicable treaty,

     o that may be relevant to particular beneficial owners in light of their personal circumstances, such as holders subject to the U.S. federal alternative minimum tax, or

     o to certain types of beneficial owners, such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who hold the notes or common stock in connection with a straddle, hedging or conversion transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, who may be subject to special rules.

This discussion assumes that each holder has acquired the notes at their original offering price and holds the notes and common stock received upon conversion thereof as capital assets within the meaning of Section 1221 of the Code. We have not sought any ruling from the IRS with respect to statements made and the conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

     For purposes of this discussion, the term U.S. holder means a beneficial owner who or that:

     o    is a citizen or resident of the United States;

     o is a corporation or partnership created or organized in or under the laws of the United States or a political subdivision thereof, unless, in the case of a partnership, future regulations provide to the contrary;

     o is an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     o is a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all substantial decisions of the trust; or

     o is otherwise subject to U.S. federal income taxation on a net income basis in respect of the notes or common stock.

As used herein, a non-U.S. holder means a beneficial owner who or that is not a U.S. holder. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFERING, AND THEIR OWNERSHIP AND DISPOSITION OF THE NOTES OR COMMON STOCK, INCLUDING THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

U.S. HOLDERS

     INTEREST ON NOTES. Interest paid on a note will be taxable to a U.S. holder as ordinary interest income, at the time that such interest is accrued or actually or constructively received, in accordance with such U.S. holder's method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. The notes were not issued with original issue discount. We may be required to make additional payments to holders of the notes as liquidated damages if we do not file or cause to be declared effective the shelf registration statement of which this prospectus is a part, as described under "Description of Notes--Registration Rights." The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if, as of the date the notes were issued, the contingency was "remote." We believe that as of the date the notes were issued, the possibility that we would pay liquidated damages was remote. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional interest income.

     CONVERSION OF NOTES. A U.S. holder of a note generally will not recognize gain or loss on the conversion of the note into common stock. Such U.S. holder's aggregate tax basis in the common stock received upon conversion of the note will be equal to the U.S. holder's adjusted tax basis in the note at the time of conversion, less any portion of that basis allocable to cash received in lieu of a fractional share. The holding period of the common stock received upon conversion of a note generally will include the period during which the U.S. holder held such convertible note prior to the conversion.

     Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will be capital gain or loss equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional share.

     ADJUSTMENT OF CONVERSION RATE. The conversion rate of the notes is subject to adjustment in certain circumstances. Under Section 305(c) of the Code, adjustments that have the effect of increasing the proportionate interest of U.S. holders of the notes in our assets or earnings (for example, an adjustment following a distribution of property, by us to our stockholders) may in some circumstances give rise to deemed distributions to U.S. holders. Similarly, a failure to adjust the conversion rate of the notes to reflect a stock dividend or other event increasing the proportionate interest of shareholders of outstanding common stock can in some circumstances give rise to deemed distributions to such shareholders. Deemed distributions will be treated as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "Distributions on Common Stock" below.

     DISTRIBUTIONS ON COMMON STOCK. Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid to U.S. holders that are U.S. corporations may qualify for the dividends-received deduction. Noncorporate taxpayers and certain corporations are not entitled to the dividends-received deduction.

     To the extent, if any, that a U.S. holder receives a distribution on common stock that would otherwise constitute a dividend for U.S. federal income tax purposes but that exceeds our current and accumulated earnings and profits, such distribution will be treated first as a nontaxable return of capital reducing the U.S. holder's tax basis in the common stock. Any such distributions in excess of the U.S. holder's tax basis in the common stock will be treated as capital gain.

     SALE OR EXCHANGE OF NOTES OR COMMON STOCK. In general, subject to the discussion under "Market Discount and Bond Premium" below:

     o a U.S. Holder of a note will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the note measured by the difference between the amount of cash and the fair market value of any property received, except to the extent attributable to the payment of accrued interest, and such U.S. Holder's adjusted tax basis in the note; and

     o a U.S. Holder of common stock received upon conversion of a convertible note will recognize capital gain or loss upon the sale, exchange, redemption or other disposition of the common stock under rules similar to the computation of gain or loss on the disposition of the notes. However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend.

In general, the maximum tax rate for noncorporate taxpayers on long-term capital gain is 20% with respect to capital assets, including the notes and common stock, but only if they have been held for more than 12 months at the time of disposition. The deductibility of capital losses is subject to limitations.

     MARKET DISCOUNT AND BOND PREMIUM. The resale of notes may be affected by the impact on a purchaser of the market discount and bond premium provisions of the Code. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition exceeds the U.S. holder's adjusted tax basis in the note. Subject to a DE MINIMIS exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income (i) any gain recognized on the taxable disposition of such convertible note to the extent of the accrued market discount on such note at the time of disposition and (ii) unrealized appreciation on certain non-taxable dispositions, unless the U.S. holder elects to include accrued market discount in income currently. If a U.S. holder makes a gift of a convertible note, accrued market discount, if any, will be recognized as if such U.S. holder had sold such note for a price equal to the fair market value of the note. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a convertible note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note (or common stock received upon conversion) is disposed of in a taxable transaction. An election to include accrued market discount currently will apply to all debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which election applies and may be revoked only with the consent of the IRS. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

     The Bond Premium on a convertible note generally will be equal to the amount, if any, by which the U.S. Holder's adjusted tax basis in the note exceeds all amounts payable on the note, excluding stated interest, immediately after its acquisition. In general, a U.S. holder may elect to amortize bond premium over the remaining term of the convertible note on a constant yield method. For the purpose of computing the amount of bond premium allocable to any accrual period, we will be presumed to exercise our call option if the use of the call date as the maturity date and the corresponding redemption price as the stated redemption price at maturity results in a smaller amortizable bond premium for the period ending on such call date. See Description of the Notes-Optional Redemption by Redback. The amount of bond premium allocable to any accrual period is offset against the stated interest allocable to such accrual period (any excess may be deducted, subject to certain limitations). An election to amortize bond premium applies to all taxable debt instruments held at the beginning of the first day of the taxable year to which such election applies and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.

NON-U.S. HOLDERS

     PAYMENTS OF INTEREST. Generally, payments of interest on the notes to, or on behalf of, a non-U.S. holder will not be subject to U.S. federal withholding tax if:

     o the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

     o    the non-U.S. Holder is not:

          o a controlled foreign corporation for U.S. federal income tax purposes that is related to us through stock ownership, or

          o a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

     o the non-U.S. holder provides a statement signed under penalties of perjury that includes its name and address and certifies that it is not a U.S. person in compliance with applicable requirements of the regulations, or an exemption is otherwise established.

If these requirements cannot be satisfied, a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30%, or lower treaty rate, if applicable, on interest payments on the notes.

     CONVERSION OF NOTES. A non-U.S. holder generally will not be subject to U.S. federal withholding tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share on the conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "Sale or Exchange of Notes or Common Stock" below.

     ADJUSTMENT OF CONVERSION RATE. The conversion rate of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S.

holders of the notes. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "Distributions on Common Stock" below.

     DISTRIBUTIONS ON COMMON STOCK. Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30%, or lower treaty rate, if applicable.

     SALE OR EXCHANGE OF NOTES OR COMMON STOCK. In general, a non-U.S. holder will not be subject to U.S. federal withholding tax on gain recognized upon the sale or other disposition, including a redemption, of a note or common stock received upon conversion thereof unless the non-U.S. holder:

     o is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year in which the gain is realized and certain other conditions are satisfied; or

     o is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

     U.S. ESTATE TAX. Notes owned or treated as owned by an individual who is not a citizen or resident, as specially defined for U.S. federal estate tax purposes, of the United States at the time of death (nonresident decedent) will not be included in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent's death, provided that, at the time of death, the nonresident decedent does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock and payments with respect to such notes would not have been effectively connected with the conduct of a trade or business in the United States by the nonresident decedent. Common stock owned or treated as owned by a nonresident decedent will be included in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent's death. Subject to applicable treaty limitations, if any, a nonresident decedent's estate may be subject to U.S. federal estate tax on property included in the estate for U.S. federal estate tax purposes.

IRS REPORTING AND BACKUP WITHHOLDING

     Certain noncorporate U.S. holders may be subject to IRS reporting and backup withholding at a rate of 31% on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate U.S. holder:

     o fails to furnish its taxpayer identification number (TIN), which would ordinarily be his or her social security number;

     o    furnishes an incorrect TIN;

     o is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or

     o under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

We must also institute backup withholding on payments made to a U.S. holder if instructed to do so by the IRS. A failure to provide us with a correct TIN may also subject a U.S. holder to penalties imposed by the IRS.

     We will report annually to the IRS and to each non-U.S. holder any interest and dividends paid with respect to a note or common stock, respectively, that is subject to U.S. federal withholding tax or that is exempt from such tax under an applicable treaty or the Code. We will also report to the IRS and to each non-U.S. person such income paid which is exempt from federal withholding tax because it is effectively connected with such non-U.S. person's U.S. trade or business. However, a non-U.S. holder will not be subject to IRS reporting or backup withholding if the payor has received appropriate certification statements from or on behalf of the non-U.S. holder and provided that the payor does not have actual knowledge that the non-U.S. holder is a U.S. person. The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any U.S. or foreign broker will be subject to IRS reporting and possibly backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker


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


that is not a U.S. related person will not be subject to IRS reporting or backup withholding. For this purpose, a U.S. related person is:

     o    a controlled foreign corporation for U.S. federal income tax purposes;

     o a non-U.S. person 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from the activities that are effectively connected with the conduct of a U.S. trade or business; or

     o with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business.

     In the case of the payment of proceeds from the disposition of notes or common stock to or through a non-U.S. office of a broker that is a U.S. related person, the regulations require IRS reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person, absent actual knowledge that the payee is a U.S. person.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed. Holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

PROSPECTIVE FINAL REGULATIONS

     Final regulations were issued on October 6, 1997 and amended on May 15, 2000 which modify the requirements imposed on a non-U.S. holder and certain intermediaries for establishing the recipient's status as a non-U.S. holder eligible for exemption from U.S. federal withholding tax and backup withholding described above. The new regulations generally are effective for payments made after January 1, 2001, subject to certain transition rules. In general, the new regulations do not significantly alter the substantive withholding and IRS reporting requirements, but, rather, unify current certification procedures and forms and clarify reliance standards. In addition, the new regulations impose more stringent conditions on the ability of financial intermediaries acting for a non-U.S. holder to provide certifications on behalf of the non-U.S. holder, which may require such intermediaries to enter into an agreement with the IRS which provides, among other things, for periodic audits by an IRS approved external auditor or the IRS of certain documentation with respect to such certifications. Non-U.S. holders should consult their own tax advisors to determine the effects of the application on the new regulations on their particular circumstances.

                                 SELLING HOLDERS

     The notes were originally issued by us and sold by Goldman, Sachs & Co., FleetBoston Robertson Stephens Inc., Dain Rauscher Incorporated, Lehman Brothers Inc. and U.S. Bancorp Piper Jaffray Inc. as the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock into which the notes are convertible.


     The following table sets forth information, as of July 19, 2000, with respect to the selling holders and the principal amounts of notes and amounts of common stock beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes or common stock in transactions exempt from the registration requirements of the Securities Act. No selling holder named in the table below beneficially owns one percent or more of our common stock assuming conversion of a selling holder's notes.




                                                                                                     SHARES OF
                                                                                                     COMMON STOCK
                                                          NOTES        NUMBER OF                     BENEFICIALLY
                               NOTES                   BENEFICIALLY    SHARES OF       NUMBER OF     OWNED AFTER
                            BENEFICIALLY               OWNED AFTER      COMMON         SHARES OF     OFFERING
                               OWNED        NOTES      OFFERING (1)     STOCK          COMMON         (1)(2)
                             PRIOR TO       OFFERED    (IN $1,000)   BENEFICIALLY      STOCK        (IN $1,000)
                             OFFERING       HEREBY     ------------  OWNED PRIOR TO    OFFERED     --------------
 NAME OF SELLING HOLDERS    (IN $1,000)   (IN $1,000)   #       %     OFFERING (2)     HEREBY        #       %
--------------------------  -----------  ------------  -----   ----  --------------  -----------   ------  ------
AIG/National Union Fire
   Insurance..............       1,850         1,850      0       0          9,699         9,699       0       0
AIM Charter Fund..........      80,000        80,000      0       0        419,440       419,440       0       0
AIM VI Growth and Income
   Fund...................      25,000        25,000      0       0        131,075       131,075       0       0
Argent Classic
   Convertible Arbitrage
   Fund (Bermuda) Ltd.....      20,000        20,000      0       0        104,860       104,860       0       0
Arkansas Teachers
   Retirement System......       2,765         2,765      0       0         14,496        14,496       0       0
Aventis Pension Master
   Trust..................          40            40      0       0            209           209       0       0
Baptist Health of South
   Florida................         134           134      0       0            702           702       0       0
BBT Fund, L.P.............      20,000        20,000      0       0        104,860       104,860       0       0
Bear, Stearns & Co. Inc...         500           500      0       0          2,621         2,621       0       0
Boston Museum of Fine
   Arts...................         108           108      0       0            566           566       0       0
Champion International
   Corporation............         489           489      0       0          2,563         2,563       0       0
Chrysler Corporation
   Master Retirement Trust       2,410         2,410      0       0         12,635        12,635       0       0
Clinton Riverside
   Convertible Portfolio
   Limited................       2,500         2,500      0       0         13,107        13,107       0       0
Daiwa Securities America
   Inc....................       3,000         3,000      0       0         15,729        15,729       0       0
Delaware PERS.............       2,675         2,675      0       0         14,025        14,025       0       0
Delta Air Lines Master
   Trust..................         905           905      0       0          4,744         4,744       0       0
Deutsche Bank Securities,
   Inc....................      57,300        57,300      0       0        300,423       300,423       0       0
Dreyfus Founders Growth
   and Income Fund........       5,400         5,400      0       0         28,312        28,312       0       0
Engineers Joint Pension
   Fund...................         374           374      0       0          1,960         1,960       0       0
Fidelity Convertible......
Fidelity Financial Trust..      13,970        13,970      0       0         73,244        73,244       0       0
First Republic Bank.......         100           100      0       0            524           524       0       0
Granville Capital
   Corporation............       2,500         2,500      0       0         13,107        13,107       0       0
HT Insight Convertible
   Securities Fund........         500           500      0       0          2,621         2,621       0       0

                                                                                                     SHARES OF
                                                                                                     COMMON STOCK
                                                           NOTES       NUMBER OF                     BENEFICIALLY
                               NOTES                    BENEFICIALLY   SHARES OF       NUMBER OF     OWNED AFTER
                            BENEFICIALLY                OWNED AFTER     COMMON         SHARES OF     OFFERING
                               OWNED        NOTES       OFFERING (1)    STOCK          COMMON         (1)(2)
                             PRIOR TO       OFFERED     (IN $1,000)  BENEFICIALLY      STOCK        (IN $1,000)
                             OFFERING       HEREBY     ------------  OWNED PRIOR TO    OFFERED     --------------
 NAME OF SELLING HOLDERS    (IN $1,000)   (IN $1,000)   #       %     OFFERING (2)     HEREBY        #       %
--------------------------  -----------  ------------  -----   ----  --------------  -----------   ------  ------
IBM Retirement Plan--High
   Income.................         145           145      0       0            760           760       0       0
ICI American Holdings
   Trust..................       1,425         1,425      0       0          7,471         7,471       0       0
Island Holdings...........         110           110      0       0            576           576       0       0
JMG Capital Partners, LP..       5,200         5,200      0       0         27,263        27,263       0       0
JMG Triton Offshore Fund
   Ltd....................       7,400         7,400      0       0         38,798        38,798       0       0
KBC Financial Products....         160           160      0       0            838           838       0       0
Kentfield Trading, Ltd.
   N/c....................       5,700         5,700      0       0         29,885        29,885       0       0
Liberty View Funds L.P....       1,000         1,000      0       0          5,243         5,243       0       0
Maxim Founders Growth &
   Income Portfolio.......       1,500         1,500      0       0          7,864         7,864       0       0
Motion Picture Industry
   Health Plan - Active...         280           280      0       0          1,468         1,468       0       0
Motion Picture Industry
   Health Plan - Retired..         140           140      0       0            734           734       0       0
MSD Portfolio
   L.P.-Investments.......       6,500         6,500      0       0         34,079        34,079       0       0
Nalco Chemical Company....         755           755      0       0          3,958         3,958       0       0
New York Life Insurance
   and Annuity Corporation       3,000         3,000      0       0         15,729        15,729       0       0
New York Life Insurance
   Company................      23,000        23,000      0       0        120,589       120,589       0       0
Nicholas-Applegate
   Convertible Fund.......       1,054         1,054      0       0          5,526         5,526       0       0
OCM Convertible Trust.....       1,070         1,070      0       0          5,610         5,610       0       0
Pacific Life Insurance
   Company................       1,500         1,500      0       0          7,864         7,864       0       0
Partner Reinsurance
   Company, Ltd...........         480           480      0       0          2,516         2,516       0       0
Physicians Life...........         294           294      0       0          1,541         1,541       0       0
Pilgrim Convertible Fund..       3,812         3,812      0       0         19,986        19,986       0       0
Robertson Stephens........      13,000        13,000      0       0         68,159        68,159       0       0
Salomon Brothers Asset
   Management, Inc........      23,400        23,400      0       0        122,686       122,686       0       0
San Diego City Retirement.         752           752      0       0          3,942         3,942       0       0
San Diego County
   Convertible............       1,825         1,825      0       0          9,568         9,568       0       0
San Diego County
   Employee's Retirement
   Association............         100           100      0       0            524           524       0       0
Starvest Combined Porfolio       2,400         2,400      0       0         12,583        12,583       0       0
State Employees'
   Retirement Fund of the
   State of Delaware......       1,220         1,220      0       0          6,396         6,396       0       0
State of Connecticut
   Combined Investment
   Funds..................       2,725         2,725      0       0         14,287        14,287       0       0
State of Oregon Equity....       8,575         8,575      0       0         44,958        44,958       0       0
Strong Large Cap Growth
   Fund, Inc..............       1,250         1,250      0       0          6,553         6,553       0       0
TCW Group, Inc............          50            50      0       0            262           262       0       0
The Travelers Life
   Insurance Company......      30,000        30,000      0       0        157,290       157,290       0       0
Transamerica Life
   Insurance & Annuity Co.       2,000         2,000      0       0         10,486        10,486       0       0
Tribeca Investments LLC...      46,000        46,000      0       0        241,178       241,178       0       0
Triton Capital
   Investments Ltd........       5,150         5,150      0       0         27,001        27,001       0       0
Value Line Convertible
   Fund, Inc..............         500           500      0       0          2,621         2,621       0       0
Vanguard Convertible
   Securities Fund, Inc...       2,770         2,770      0       0         14,523        14,523       0       0
Wake Forest University....         714           714      0       0          3,743         3,743       0       0
White River Securities
   L.L.C..................         500           500      0       0          2,621         2,621       0       0
Winchester Convertible
   Plus Ltd...............         250           250      0       0          1,310         1,310       0       0
Writers Guild--Industry
   Health Fund............         232           232      0       0          1,216         1,216       0       0
Zeneca Holdings Trust.....       1,100         1,100      0       0          5,767         5,767       0       0

--------------
  (1) It is unknown if, when or in what amounts a selling securityholder may offer securities for sale and we do not know that the selling securityholders will sell any or all of the securities offered hereby. Because the selling securityholders may offer all or some of the securities pursuant to this prospectus, and because there are currently no other agreements, arrangements or understandings with respect to the sale of any of the securities that will be held by the selling securityholders, no estimate can be given as to the amount of the securities that will be held by the selling securityholders after completion of the offering made by this prospectus. However, for purposes of this table, we have assumed that, after completion of the offering, no securities will be held by the selling securityholders.
  (2) The number of securities beneficially owned is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any securities as to which the individual has sole or shared voting power or investment power and also any securities which the individual has the right to acquire within 60 days after July 19, 2000 through the exercise of any stock option or other right. The inclusion in the table of securities, however, does not constitute an admission that the selling securityholders are direct or indirect beneficial owners of those securities. The selling securityholders have sole voting power and investment power with respect to all securities of capital stock listed as owned by the selling securityholders.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and our common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or our common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     o through the writing of options, whether the options are listed on an options exchange or otherwise; or

     o    through the settlement of short sales.

     In connection with the sale of the notes and common stock, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or common stock in the course of hedging the positions they assume. The selling holders may also sell the notes or common stock short and deliver these securities to close out their short positions, or loan or pledge the notes or common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the notes or common stock offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our common stock is listed for trading on The Nasdaq National Market. The notes are currently eligible for trading in The Portal Market of the National Association of Securities Dealers, Inc.

     In order to comply with the securities laws of some states, if applicable, the notes and common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     To the extent required, the specific notes or shares of our common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and our common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders of incident to the offering and sale of the notes and our common stock. We estimate that our total expenses of the offering of the notes and common stock will be approximately $349,900.

                                  LEGAL MATTERS

       The validity of the notes offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this prospectus, certain partners of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially own shares of our common stock.

                                     EXPERTS

       The financial statements of Redback as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

       The financial statements of Siara as of December 31, 1998 and 1999 and for the period from inception (July 20, 1998) through December 31, 1998, the year ended December 31, 1999, and the period from inception (July 20, 1998) through December 31, 1999 incorporated in this prospectus by reference to Redback's Proxy Statement included within the Registration Statement on Form S-4 Amendment Number 1 (No. 333-95947) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

       This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contain additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the following locations of the SEC:

 Public Reference Room   New York Regional Office   Chicago Regional Office
450 Fifth Street, N.W.     7 World Trade Center         Citicorp Center
       Room 1024                Suite 1300          500 West Madison Street
Washington, D.C. 20549   New York, New York 10048         Suite 1400
                                                   Chicago, Illinois 60661-2511

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. The SEC file number for our documents filed under the Exchange Act is 0-25853.

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference important business and financial information about us. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superceded by information included directly in this document, and later information that we file with the SEC will automatically update and supercede all of such information.

       We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

       1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed on February 11, 2000;

       2.    Our Current Report on Form 8-K filed with the SEC on March 20,
2000;

       3. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 15, 2000;

       4     Our Proxy Statement dated February 7, 2000, included within the
Registration Statement on Form S-4 Amendment Number 1 filed on February 7, 2000 in connection with our March 8, 2000 Special Meeting of Stockholders (File No. 333-95947); and


       5.    Our Current Report on Form 8-K filed with the SEC on July 20, 2000.

       6. All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.


       You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                              1195 Borregas Avenue
                               Sunnyvale, CA 94089
                                  (408)571-5200

              INDEX TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

Unaudited Pro Forma Combined Financial Data..........................      F-2
Unaudited Pro Forma Combined Statement of Operations
 for the year ended December 31, 1999................................      F-3
Unaudited Pro Forma Combined Statement of Operations
 for the three months ended March 31, 2000...........................      F-4
Notes to Unaudited Pro Forma Combined Financial Data.................      F-5

                   UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     On March 8, 2000, Redback merged with Siara in a transaction accounted for as a purchase. In connection with the Merger, Redback issued 57,388,818 shares of its common stock and options and warrants to purchase 5,295,038 shares of its common stock. The consolidated financial statements include the results of operations of Siara commencing on March 9, 2000. The purchase price, including the value of options and warrants issued in connection with the Merger and professional fees directly related to the acquisition, was approximately $4.5 billion.

     The following unaudited pro forma combined statements of operations for the year ended December 31, 1999 and the three months ended March 31, 2000 present the effect of the merger between Redback and Siara as if the merger occurred as of the beginning of the periods indicated.

     The unaudited pro forma combined financial data are based on the estimates and assumptions set forth in the notes to such statements. The unaudited pro forma combined financial data are not necessarily indicative of the results that would have been achieved had the transaction been consummated as of the dates indicated or that may be achieved in the future.

     The unaudited pro forma combined financial data should be read in conjunction with the historical financial statements of Redback and the historical financial statements of Siara and other financial information pertaining to Redback and Siara including "Redback Management's Discussion and Analysis of Financial Condition and Results of Operations," "Siara Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and "Risk Factors" included herein.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                         HISTORICAL
                                               -------------------------------                       PRO FORMA
                                                  REDBACK           SIARA         ADJUSTMENTS        COMBINED
                                               ---------------  --------------  ----------------   --------------
Net revenues................................   $       64,274                                      $      64,274
Cost of revenues............................           18,665                   $         3,450 (A)       22,115
                                               ---------------  --------------  ----------------   --------------
Gross profit................................           45,609                            (3,450)          42,159
                                               ---------------  --------------  ----------------   --------------
Operating expenses:
   Research and development.................           21,125   $      18,318                             39,443
   Selling, general and administrative......           30,208           6,889                             37,097
   Amortization of intangibles..............                                          1,116,564 (B)    1,116,564
   Amortization of deferred stock
     compensation...........................            4,033          68,847           (68,847)(C)        4,033
                                               ---------------  --------------  ----------------   --------------
       Total operating expenses.............           55,366          94,054         1,047,717        1,197,137
                                               ---------------  --------------  ----------------   --------------
Loss from operations........................           (9,757)        (94,054)       (1,051,167)      (1,154,978)
Interest income (expense), net..............            1,838            (663)                             1,175
                                               ---------------  --------------  ----------------   --------------
Net loss....................................   $       (7,919)  $     (94,717)  $    (1,051,167)   $  (1,153,803)
                                               ===============  ==============  ================   ==============
Basic and diluted net loss per share........   $        (0.15)  $      (16.34)                     $      (13.39)
                                               ===============  ==============                     ==============
Shares used in computing net loss
   per share (D)............................       53,388,000       5,796,000        32,804,000       86,192,000
                                               ===============  ==============  ================   ==============


     SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                        THREE MONTHS ENDED MARCH 31, 2000

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               HISTORICAL
                                                       ----------------------------                      PRO FORMA
                                                         REDBACK         SIARA        ADJUSTMENTS         COMBINED
                                                       ------------   -------------  -------------     --------------
Net revenues........................................   $     34,163                                    $       34,163
Cost of revenues....................................          8,297                  $         645 (A)          8,942
                                                       ------------   -------------  -------------     --------------
Gross profit........................................         25,866                           (645)            25,221
                                                       ------------   -------------  -------------     --------------
Operating expenses:
   Research and development.........................         12,139           6,862                            19,001
   Selling, general and administrative..............         13,255           4,347                            17,602
   Amortization of intangibles......................         70,604                        208,538 (B)        279,142
   In-process research and development                       15,300                        (15,300)(A)
   Amortization of deferred stock compensation......            535          80,574        (80,574)(C)            535
                                                       ------------   -------------  -------------     --------------
       Total operating expenses.....................        111,833          91,783        112,664            316,280
                                                       ------------   -------------  -------------     --------------
Loss from operations................................        (85,967)        (91,783)      (113,309)          (291,059)
Interest income (expense), net......................            730            (573)                              157
                                                       ------------   -------------  -------------     --------------
Net loss............................................   $    (85,237)  $     (92,356) $    (113,309)    $     (290,902)
                                                       ============   =============  =============     ==============
Basic and diluted net loss per share................   $      (0.96)  $       (5.44)                   $        (2.51)
                                                       ============   =============                    ==============
Shares used in computing net loss                        89,137,000      16,986,000     26,782,000        115,919,000
   per share (D) ...................................   ============   =============  =============     ==============

     SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA.

                      NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL DATA

Note 1--Basis of Presentation:

       On March 8, 2000, Redback and Siara completed their merger, which was accounted for as a purchase. In connection with the merger, Redback issued 57,388,818 shares of its common stock and options and warrants to purchase 5,295,038 shares of its common stock. The purchase price, including the value of options and warrants issued in connection with the merger and professional fees directly related to the merger, was approximately $4.5 billion.

       The estimated value of the Redback common stock is approximately $142.00 per share based on the average closing price of Redback's common stock for the five-day period including the date of the announcement of the signing of the merger agreement and the two days preceding and succeeding such date. The value of the options and warrants to purchase Redback's common stock is approximately $140.77 per share, determined using the Black-Scholes pricing model.

       The preliminary allocation of the purchase price using balances as of March 8, 2000 is summarized below (in thousands):

Tangible assets acquired..............................   $      10,078
Developed technology acquired.........................          13,800
In-process research and development...................          15,300
In-place workforce....................................          27,500
Non-compete agreements................................          10,000
Goodwill..............................................       4,425,180
Assumed liabilities...................................         (35,380)
                                                         --------------
         Net assets acquired..........................   $   4,466,478
                                                         ==============

       The fair value allocation to in-process research and development was determined by identifying the research projects for which technological feasibility has not been achieved and which have no alternative future use at the merger date, assessing the stage and expected date of completion of the research and development effort at the merger date, and calculating the net present value of the cash flows expected to result from the successful deployment of the new technology resulting from the in-process research and development effort.

       The stages of completion were determined by estimating the costs and time incurred to date relative to the costs and time incurred to develop the in-process technology into a commercially viable technology or product, while considering the relative difficulty of completing the various tasks and obstacles necessary to attain technological feasibility. As of the date of the acquisition, Siara had five projects in process that ranged from 24%-80% complete.

       The estimated net present value of cash flows was based on incremental future cash flows from revenues expected to be generated by the technologies in the process of development, taking into account the characteristics and applications of the technologies, the size and growth rate of existing and future markets and an evaluation of past and anticipated technology and product life cycles. Estimated net future cash flows included allocations of operating expenses and income taxes but excluded the expected completion costs of the in-process projects, and were discounted at a rate of 26% to arrive at a net present value. The discount rate included a factor that took into account the uncertainty surrounding the successful deployment of in-process technology projects. This net present value was allocated to in-process research and development based on the percentage of completion at the merger date.

       The amounts allocated to in-process research and development was charged to the statement of operations in the three month period ended March 31, 2000.

                      NOTES TO UNAUDITED PRO FORMA
                   COMBINED FINANCIAL DATA (CONTINUED)

Note 2--Pro Forma Adjustments:

       A To reflect amortization of developed technology over the estimated useful life of four years as if the acquisition had occurred as of the beginning of the periods indicated. The amount allocated to in-process research and development has not been included in the unaudited pro forma combined statement of operations as it is nonrecurring.

       B To reflect amortization of goodwill, workforce and non-compete agreements over their estimated useful lives of four, three and two years, respectively, as if the acquisition occurred as of the beginning of the periods indicated.

       C To eliminate amortization of deferred stock compensation related to Siara stock options and warrants which is duplicative, as the fair value of the unvested options and warrants has been included in the purchase price and results in additional goodwill amortization.

       D Unaudited pro forma combined basic and diluted net loss per share is computed using the weighted average number of common shares outstanding during the period including the effect of shares issued in the Merger as if such shares were issued at the beginning of the periods indicated.

=======================================================



THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE
FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE
INFORMATION OR REPRESENTATIONS PROVIDED IN THIS
PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU
WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER
OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT
PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION
IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER
THAN THE DATE ON THE FRONT OF THE DOCUMENT.






                   TABLE OF CONTENTS
                                                 PAGE
Summary..........................................   1
Risk Factors.....................................   8
Disclosure Regarding Forward-Looking
   Statements....................................  18
Ratio of Earnings to Fixed Charges...............  19
Use of Proceeds..................................  19
Business.........................................  20
Description of the Notes.........................  34
Description of Capital Stock.....................  47
Certain United States Federal Income and Estate
   Tax Consequences .............................  49
Selling Holders..................................  54
Plan of Distribution.............................  57
Legal Matters....................................  59
Experts..........................................  59
Where You Can Find More Information..............  59



=======================================================




========================================================



                     $500,000,000


                   [REDBACK LOGO]


  5% CONVERTIBLE SUBORDINATED NOTES DUE APRIL 1, 2007

       (and Shares of Common Stock issuable upon conversion of the Notes)










                     -------------



                    July ___, 2000



                    --------------




========================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

        Securities and Exchange Commission Registration Fee....  $   132,000
        Legal Fees and Expenses................................  $   100,000
        Accounting Fees and Expenses...........................  $    75,000
        Miscellaneous..........................................  $    42,900
                                                                 -------------
               Total...........................................  $   349,900
                                                                 =============

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

       Redback's certificate of incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

       Redback's bylaws provide that Redback shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Redback has also entered into indemnification agreements with its officers and directors containing provisions that may require Redback, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

ITEM 16. EXHIBITS.

       The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

       (a)   Exhibits

EXHIBIT
NUMBER       DESCRIPTION
-------      -------------

  4.1* Form of Note for Registrant's 5% Convertible Subordinated Note, due April 1, 2007
  4.2* Indenture, dated as of March 29, 2000, between Registrant and Norwest Bank Minnesota, National Association, as trustee

  4.3* Registration Rights Agreement, dated March 29, 2000, among Registrant and Goldman, Sachs & Co., FleetBoston Robertson Stephens Inc., Dain Rauscher Incorporated, Lehman Brothers Inc. and U.S. Bancorp Piper Jaffray Inc.

  5.1**      Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP
 12.1        Computation of Ratio of Earnings to Fixed Charges

 23.1        Consent of PricewaterhouseCoopers LLP
 23.2        Consent of PricewaterhouseCoopers LLP


 23.3** Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in the opinion filed as Exhibit 5.1).

 24.1**      Power of Attorney (reference is made to the signature page of this
             Registrant Statement).
 25.1**      Statement of Eligibility of Trustee.

--------------
    * Incorporated by reference from Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed on May 15, 2000.


   **  Previously filed

ITEM 17. UNDERTAKINGS.

       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

       For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 21st day of July, 2000.


                                REDBACK NETWORKS INC.


                                By:/s/  Craig M. Gentner
                                        ---------------------------------------
                                Craig M. Gentner
                                Senior Vice President of Finance,
                                Chief Financial Officer and Corporate Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         SIGNATURE                  TITLE                                             DATE
/s/ CRAIG M. GENTNER*       President,Chief Executive Officer
----------------------------and Director (PRINCIPAL EXECUTIVE OFFICER)            July 21, 2000
Vivek Ragavan

/s/ CRAIG M. GENTNER        Senior Vice President of Finance,
----------------------------Chief Financial Officer and Corporate Secretary
Craig M. Gentner            and Corporate Secretary (PRINCIPAL FINANCIAL OFFICER) July 21, 2000



/s/ CRAIG M. GENTNER*       Director, Vice Chairman of the Board
----------------------------
Dennis L. Barsema                                                                 July 21, 2000

/s/ CRAIG M. GENTNER*       Director
----------------------------
James R. Flach                                                                    July 21, 2000

/s/ CRAIG M. GENTNER*       Director
----------------------------
Promod Hague                                                                      July 21, 2000

/s/ CRAIG M. GENTNER*       Director
----------------------------
Vinod Khosla                                                                      July 21, 2000

/s/ CRAIG M. GENTNER*       Director
----------------------------
William H. Kurtz                                                                  July 21, 2000

/s / CRAIG M. GENTNER*      Director, Chairman of the Board
----------------------------
Pierre R. Lamond                                                                  July 21, 2000

/s/ CRAIG M. GENTNER*       Director
----------------------------
Daniel J. Warmenhaven                                                             July 21, 2000


*BY: /s/ CRAIG M. GENTNER
----------------------------
Craig M. Gentner
Attorney-in-fact

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER     DESCRIPTION
  ---------  ------------
     4.1*    Form of Note for Registrant's 5% Convertible Subordinated Note, due
             April 1, 2007
     4.2*    Indenture, dated as of March 29, 2000, between Registrant and
             Norwest Bank Minnesota, National Association, as trustee
     4.3*    Registration Rights Agreement, dated March 29, 2000, among
             Registrant and Goldman, Sachs & Co., FleetBoston Robertson Stephens
             Inc., Dain Rauscher Incorporated, Lehman Brothers Inc. and U.S.
             Bancorp Piper Jaffray Inc.

     5.1** Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
    12.1     Computation of Ratio of Earnings to Fixed Charges

    23.1     Consent of PricewaterhouseCoopers LLP
    23.2     Consent of PricewaterhouseCoopers LLP

    23.3**   Consent of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP (included in the opinion filed as Exhibit 5.1).
    24.1**   Power of Attorney (reference is made to the signature page of this
             Registrant Statement).
    25.1**   Statement of Eligibility of Trustee.

--------------
   *   Incorporated by reference from Exhibits to the Registrant's
       Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed on May 15, 2000.

   **  Previously filed.